   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1997

                                                      REGISTRATION NO. 333-18755
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  PLUMA, INC.

             (Exact name of Registrant as specified in its charter)

          NORTH CAROLINA                           2253                       56-1541893
   (State or other jurisdiction        (Primary Standard Industrial        (I.R.S. employer
of incorporation or organization)      Classification Code Number)      identification number)

                              801 FIELDCREST ROAD
                                 EDEN, NC 27288
                                 (910) 635-4000
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             FORREST H. TRUITT, II
                                  PLUMA, INC.
                              801 FIELDCREST ROAD
                                 EDEN, NC 27288
                                 (910) 635-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    COPIES TO:

      THOMAS T. CRUMPLER, ESQ.               ZEB E. BARNHARDT, JR., ESQ.          JAMES D. PHYFE, ESQ.
ALLMAN SPRY LEGGETT & CRUMPLER, P.A.    WOMBLE CARLYLE SANDRIDGE & RICE, PLLC    DAVIS POLK & WARDWELL
   380 KNOLLWOOD STREET, SUITE 700            1600 BB&T FINANCIAL CENTER          450 LEXINGTON AVENUE
       WINSTON-SALEM, NC 27103                   200 W. SECOND STREET              NEW YORK, NY 10017
         TEL: (910) 722-2300                   WINSTON-SALEM, NC 27101            TEL: (212) 450-4000
                                                 TEL: (910) 721-3505

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                       CALCULATION OF REGISTRATION FEE

[CAPTION]

      TITLE OF CLASS OF                                       PROPOSED MAXIMUM          PROPOSED MAXIMUM
       SECURITIES TO BE               AMOUNT TO BE             OFFERING PRICE       AGGREGATE OFFERING PRICE
          REGISTERED                   REGISTERED                PER SHARE                    (1)
Common Stock,
  no par value..............           3,565,000                   $14.00                 $49,910,000

      TITLE OF CLASS OF
       SECURITIES TO BE                AMOUNT OF
          REGISTERED              REGISTRATION FEE (2)
Common Stock,
  no par value..............            $15,124

(1) Estimated solely for the purpose of computing the registration fee.
(2) Calculated pursuant to Rule 457 promulgated under the Securities Act of 1933.
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(A redherring appears on the left-hand side of this page, rotated 90 degrees. Text follows.)

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS                   SUBJECT TO COMPLETION
                            DATED FEBRUARY 12, 1997

3,100,000 SHARES

(PLUMA LOGO)

COMMON STOCK
(NO PAR VALUE)


Of the 3,100,000 shares of the Company's Common Stock (the "Common Stock") offered hereby (the "Offering"), 2,500,000 shares are being issued and sold by Pluma, Inc., a North Carolina corporation (the "Company" or "Pluma"), and 600,000 shares are being sold by certain of the Company's shareholders named herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the shares of Common Stock sold by the Selling Shareholders. Following the Offering, certain officers and the directors of the Company will beneficially own approximately 40.5% of the outstanding shares of Common Stock.


Prior to this Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price of the Common Stock.


Application has been made for listing of the Common Stock on the New York Stock Exchange under the symbol "PLU."


SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                PRICE TO                  UNDERWRITING              PROCEEDS TO
                                PUBLIC                    DISCOUNT (1)              COMPANY (2)
Per Share                       $                         $                         $
Total (3)                       $                         $                         $

                                PROCEEDS TO
                                SELLING SHAREHOLDERS
Per Share                       $
Total (3)                       $

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $860,000.
(3) The Company has granted an option to the Underwriters, exercisable within 30 days from the date of this Prospectus, to purchase up to 465,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
Proceeds to Selling Shareholders will be $       , $       , $       and
$       , respectively. See "Underwriting."

The shares of Common Stock being offered by this Prospectus are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor
on or about         , 1997, at the offices of J.P. Morgan Securities Inc., 60
Wall Street, New York, New York.

J.P. MORGAN & CO.
                  INTERSTATE/JOHNSON LANE
                             CORPORATION
                                                      WHEAT FIRST BUTCHER SINGER

         , 1997

No person is authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or any Selling Shareholder since the date hereof or that information contained herein is correct as of any time subsequent to the date hereof.

                               TABLE OF CONTENTS

                                                         PAGE

Prospectus Summary....................................     4

Risk Factors..........................................     8

Use of Proceeds.......................................    12

Dividend Policy.......................................    12

Dilution..............................................    13

Capitalization........................................    14

Selected Financial and Operating Data.................    15

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................    17

Business..............................................    21

Management............................................    29

                                                         PAGE

Certain Relationships and Related Transactions........    38

Principal Shareholders................................    40

Selling Shareholders..................................    42

Description of Capital Stock..........................    44

Shares Eligible for Future Sale.......................    47

Underwriting..........................................    48

Legal Matters.........................................    49

Experts...............................................    49

Available Information.................................    49

Index to Financial Statements.........................   F-1

UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent public accounting firm and with quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS SET FORTH IN THE FINANCIAL STATEMENTS OR OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THERE WILL BE NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND CERTAIN STOCK OPTIONS HELD BY EMPLOYEES AND DIRECTORS OF THE COMPANY. ALSO, UNLESS OTHERWISE INDICATED HEREIN, ALL INFORMATION WITH REGARD TO THE CAPITAL STOCK OF THE COMPANY, INCLUDING SHARE AND PER SHARE DATA AND DIVIDENDS, HAS BEEN RESTATED TO REFLECT ALL STOCK SPLITS THAT OCCURRED PRIOR TO THE DATE OF THIS PROSPECTUS INCLUDING A 0.736 FOR 1 REVERSE STOCK SPLIT RECOMMENDED BY THE COMPANY'S BOARD OF DIRECTORS ON JANUARY 28, 1997.

                                  THE COMPANY


Pluma is a vertically integrated manufacturer of high quality fleece and jersey activewear and as a result, is directly involved in all of its product manufacturing processes from knitting to packaging and distribution. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. Pluma sells its products to companies such as adidas, Nike, Starter and Walt Disney. In addition, the Company sells products under its own "Pluma," "SANTEE" and "SNOWBANK" brand names to retail and wholesale customers such as Sam's Club and Frank L. Robinson Company.


Since its incorporation in 1986, Pluma has been an innovator of new products and styles and has focused on delivering higher quality products. The Company was one of the first to introduce heavyweight, fuller cut fleece products at competitive price points and heavyweight cotton jersey products suitable for outerwear. Today, the Company continues to innovate and recently introduced pique fleece, 100% cotton fleece and cotton/SpandexTM five-way stretch fleece. In addition, the Company believes its ability to collaborate with customers in developing new styles provides a distinct competitive advantage. As a result of Pluma's flexible manufacturing capabilities, customers often select the Company as their "manufacturer of choice" for its ability to develop specialized products that meet customers' cost, quality and delivery criteria.

The Company competes in the growing $37.6 billion retail activewear sector of the apparel industry. The industry's growth is attributable to several factors. First, the trends toward increased physical fitness and the "casualization of America" have resulted in increased acceptance of fleece and jersey apparel as daily attire. Second, the versatility of fleece and jersey fabric, coupled with technological advances in product development and manufacturing, has significantly improved product design and quality, resulting in increased consumer demand. Finally, basic styles of fleece and jersey activewear are not primarily driven by fashion trends or fads, contributing to the stability of product demand.

The Company believes that its business strategy positions it to capitalize on the growth of the activewear sector. The principal elements of this strategy are:

PRODUCING HIGH QUALITY PRODUCTS

Pluma is recognized as a manufacturer of high quality products across all of its price points by today's value-conscious customers. Pluma's fleece and jersey activewear meet consumer preferences for heavier weights and higher cotton content. In addition, Pluma's emphasis on quality is demonstrated throughout its design and manufacturing processes.

INCREASING SALES THROUGH A DIVERSE CUSTOMER BASE


Pluma targets a diverse customer base across multiple markets and distribution channels. Currently, Pluma's material customers include branded customers such as adidas, Nike, Reebok and Starter, retailers such as Miller's Outpost and Sam's Club and entertainment customers such as Busch Gardens, Hard Rock Cafe and Walt Disney. In addition, the Company sells to wholesale distributors, screenprinters and embroiderers who sell the Company's products to their customers. The Company's diverse customer base provides product exposure to many consumer markets and enables Pluma to balance its production more evenly throughout the year, thereby improving sales and profitability. See
"Business -- Customers."


DEVELOPING NEW PRODUCTS AND STYLES

Pluma has been an innovator of new products of various fabric weights and blends, as well as unique styles, that are often designed exclusively for its customers to meet their individual needs. Typically, new products and styles command higher prices resulting in better margins. New products manufactured for one customer frequently become popular with other customers. In
                                       4
addition, the ability to customize new product styles that meet stringent customer standards enables the Company not only to attract new customers but also to cross-sell its more basic products.

CAPITALIZING ON FLEXIBLE MANUFACTURING CAPABILITIES

Using proprietary equipment and advanced manufacturing processes, Pluma has the flexibility to shift its knitting, dyeing and sewing operations between various fabric weights, blends and styles, as well as between fleece and jersey, with minimal downtime. These capabilities allow Pluma to service effectively and efficiently its diverse customer base.

INVESTING IN ADVANCED TECHNOLOGIES


The Company continues to upgrade its manufacturing, distribution and management information systems as proven cost and quality related advances become available. The Company has made significant investments to improve efficiencies throughout its manufacturing processes including knitting, dyeing, cutting, sewing and distribution. As a result, Pluma believes that its manufacturing and distribution processes are among the most modern in the industry. In addition, the Company is in the process of implementing a new management information system to enhance the timing of financial reporting and accuracy of its controls.


Pluma is a North Carolina corporation, incorporated on December 1, 1986. The principal executive offices of the Company are located at 801 Fieldcrest Road, Eden, North Carolina 27288, and its telephone number is (910) 635-4000.

                                  RISK FACTORS


An investment in the Common Stock also involves certain risks associated with the Company's business including the following: (i) fluctuations in apparel retail demand; (ii) impact of seasonality; (iii) competition; (iv) dependence on major customers; (v) dependence on customer financial stability; (vi) availability and price of raw materials; (vii) financial leverage and (viii) restrictions imposed on the Company by its revolving credit facility. For a more complete discussion of these and other risk factors, see "Risk Factors."


                                  THE OFFERING


COMMON STOCK OFFERED (1):
    By the Company..........................................  2,500,000 shares
    By the Selling Shareholders.............................  600,000 shares
TOTAL OFFERING..............................................  3,100,000 shares
COMMON STOCK OUTSTANDING AFTER THE
  OFFERING (1)(2)...........................................  7,815,797 shares
USE OF PROCEEDS TO THE COMPANY..............................  To repay indebtedness. See "Use of Proceeds."
DIVIDEND POLICY.............................................  The Company does not expect that a dividend will be paid in the foreseeable future. See "Dividend Policy."
PROPOSED NEW YORK STOCK EXCHANGE SYMBOL.....................  "PLU"


(1) Assumes the Underwriters' over-allotment option for up to 465,000 shares of Common Stock is not exercised. See "Underwriting."

(2) Excludes an aggregate of 382,720 shares of Common Stock issuable upon the exercise of stock options as of the date hereof, at a purchase price of $13.077 per share, granted to certain Company employees and directors pursuant to the Company's 1995 Stock Option Plan, as defined elsewhere in this Prospectus. See "Management -- Stock Option Plan."
                                       5

                             SUMMARY FINANCIAL DATA

Statement of Operations Data for each of the years in the three-year period ended December 31, 1996, and the Balance Sheet Data as of December 31, 1996 and 1995 set forth below have been derived from the Company's audited financial statements included elsewhere in this Prospectus. The Statement of Operations Data for each of the years in the two-year period ended December 31, 1993, and the Balance Sheet Data as of December 31, 1994, 1993 and 1992 are derived from the Company's audited financial statements which are not included in this Prospectus.


                                                                                       YEARS ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE DATA                                 1996(1)(7)   1995(1)(2)(3)        1994        1993        1992
STATEMENT OF OPERATIONS DATA:
Net sales                                                           $127,820       $ 100,710       $97,908     $86,645     $83,569
Gross profit                                                          21,573          19,281        16,499      13,883      14,148
Income from operations                                                12,424           4,896         9,199       7,628       8,360
Income before income taxes and cumulative effect of accounting
  change                                                               9,173           1,766         6,944       5,995       7,586
Income before cumulative effect of accounting change                   5,818           1,107         4,350       3,793       4,791
Net income                                                          $  5,818       $   1,107       $ 4,350     $ 3,867(4)  $ 4,791
Earnings per common share and common equivalent -- primary and fully diluted:
  Income before cumulative effect of accounting change              $   1.09       $     .21       $   .83     $   .69     $   .87
  Net income                                                        $   1.09       $     .21       $   .83     $   .70     $   .87
  Supplemental (5)                                                  $    .91
Weighted average number of shares outstanding                          5,316           5,316         5,244       5,554       5,537


                                                                                          AS OF DECEMBER 31,
IN THOUSANDS                                                            1996              1995        1994        1993        1992
BALANCE SHEET DATA:
Working capital                                                     $ 49,901       $  50,052       $31,926     $29,935     $24,735
Total assets                                                          89,218          88,613        68,554      61,941      52,442
Long-term debt, net of current portion                                44,420          50,120        30,465      28,684      22,169
Total shareholders' equity                                            32,143          26,902        26,373      25,110      21,946

                                                                                       YEARS ENDED DECEMBER 31,
DOLLARS IN THOUSANDS                                                 1996(1)(7)  1995(1)(2)(3)        1994        1993        1992
OTHER DATA:
Gross profit as a percentage of net sales                                16.9%          19.1%         16.9%       16.0%       16.9%
Income from operations as a percentage of net sales                       9.7%           4.9%          9.4%        8.8%       10.0%
Depreciation and amortization                                        $  3,804      $   3,440       $ 2,885     $ 2,292     $ 1,753
Capital expenditures                                                    3,399          5,856         4,495       7,086       5,952
EBITDA (6)                                                             16,712          8,627        12,386       9,928      10,695

(1) In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under an arrangement (the "Sales & Marketing Agreement") pursuant to which the Company paid a commission of 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company and Chairman of the Board. The Company terminated the Sales & Marketing Agreement as of December 31, 1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. The Company's sales and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Company's sales and marketing expenses as a percent of net sales were 1.3% compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales & Marketing Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."


(2) Includes a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable primarily related to the bankruptcy of a customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(3) Had the Box Transaction occurred at the beginning of 1995, excluding the two non-recurring charges mentioned in notes (1) and (2), for the year ended December 31, 1995, selling, general and administrative expenses ("SG&A") would have been $7.3 million compared to $14.4 million as reported. In addition, Income from operations, Net income, Earnings per common share and common equivalent -- primary and fully diluted and EBITDA would have been $12.0 million, $5.5 million, $1.04 and $15.7 million, respectively.


(4) Includes $73,651 of income from the cumulative effect of a change in accounting for the adoption of SFAS No. 109.

(5) Based upon earnings with adjusted interest expense and adjusted weighted average number of shares after net proceeds from the Offering are used for repayment of indebtedness.

(6) Represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.

(7) Includes $83,930 of expense from the change in the method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The effect of the change was to decrease net income by $53,212 ($0.01 per share).
                                       7

                                  RISK FACTORS

THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

FLUCTUATIONS IN APPAREL RETAIL DEMAND

In general, the retail industry has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, customer order cancellations, restructuring, bankruptcies and liquidations. As a result of weak apparel retailing demand during the second half of 1995, the Company experienced lower than anticipated demand for its products, which resulted in higher inventory levels. Although the Company believes that demand for the Company's apparel products has recovered, there can be no assurance that the apparel industry will not experience weakness in the future.

IMPACT OF SEASONALITY

Typically, demand for fleece products is higher during the third and fourth quarters than in the first two quarters of each year. As a result, the Company produces and stores fleece finished goods inventory in order to meet the heavy demand for delivery in the second half of the year. If, after producing and storing fleece inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, the Company may be required to hold inventory for an extended period of time at the Company's expense, or sell the excess inventory at reduced prices, thereby reducing profits. The holding of excess inventory could also necessitate the slowing of production, lower plant and equipment utilization and lower fixed operating cost absorption resulting in a negative impact on the Company's results of operations and financial condition. See "Business -- Seasonality."

COMPETITION

The fleece and jersey activewear industry is highly competitive. The Company believes that its primary competitors are vertically integrated manufacturers such as Fruit of the Loom, Inc. ("Fruit of the Loom"), Oneita Industries, Inc. ("Oneita"), Russell Corporation ("Russell"), Sara Lee Corporation ("Sara Lee"), Tultex Corporation ("Tultex") and VF Corporation ("VF") among others. Certain of these competitors have greater financial resources and manufacturing, distribution and marketing capabilities than the Company. The Company's future success will depend to a significant extent upon its ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing. There can be no assurance that the Company will be able to compete effectively in all such areas in the future. See "Business -- Competition."

In recent years, certain fleece and jersey apparel manufacturers have overproduced inventory as a result of excess plant and equipment capacity. This oversupply of inventory has on occasion led to inventory dumping, resulting in price reductions for fleece and jersey apparel. Such lower prices have had an adverse effect upon the Company's operating results. The Company believes that continuation of this practice would have an adverse impact on fleece and jersey apparel manufacturers, including the Company.

Recently, import protection afforded to domestic manufacturers has been declining, resulting in increased foreign competition. Over a period of ten years beginning in 1995, the General Agreement on Tariffs and Trade ("GATT") eliminates restrictions on imports of apparel. In addition, on January 1, 1994, the North American Free Trade Agreement ("NAFTA"), which reduces or repeals trade barriers with Canada and Mexico, became effective. The implementation of both GATT and NAFTA, as well as other free trade agreements, could result in increased apparel imports from foreign manufacturers and have an adverse effect upon the Company.

In general, wholesale distributors warehouse inventory longer than other distribution channels. Consequently, manufacturers, including the Company, have extended to wholesale customers longer payment terms. In addition, certain manufacturers recently began a practice of consigning products to wholesale distributors for competitive reasons. Should wholesale distributors of fleece and jersey apparel demand and receive longer payment terms than currently exist, or should consignment of inventory become common within the industry, the Company could be adversely impacted by increased inventory costs, delays in collecting receivables and return of inventory.

DEPENDENCE ON MAJOR CUSTOMERS


The Company's top ten customers accounted for approximately 75.5% of its net sales and 65.4% of its accounts receivable for the year ended December 31, 1996 and 75.6% of its net sales and 78.2% of its accounts receivable for the year ended December 31, 1995. Its top three customers for the year ended December 31, 1996, Sam's Club, adidas and Frank L. Robinson, accounted for 24.1%, 14.7% and 7.2%, respectively, of net sales. For the year ended December 31, 1995, the Company's top three customers, Sam's Club, Frank L. Robinson and Starter Galt (formerly Galt/Sand), accounted for 16.1%, 12.8% and 11.4%, respectively, of the Company's net sales. In the event that any of these customers or any of the Company's other significant customers were to substantially reduce their orders or cease buying from the Company, such an occurrence would have a material adverse effect on the Company's business should the Company be unable to replace that business with other customers. See "Business -- Customers."

DEPENDENCE ON CUSTOMER FINANCIAL STABILITY


While various retailers and wholesalers, including some of the Company's customers, experienced financial difficulties in the past few years, which increased the risk of extending credit to certain customers, the Company's bad debt experience was limited until 1995. In that year, the Company recognized a non-recurring charge to income of $3.3 million to increase its allowance for doubtful accounts receivable from $0.9 million to $4.1 million as of December 31, 1995, related to the anticipated bankruptcy of a major customer, 20/20 Sport, Inc. ("20/20 Sport"), that occurred on February 1, 1996. As a result, 1995 net income was decreased by $2.0 million, from $3.1 million to $1.1 million. In 1996, the Company wrote-off the entire accounts receivable balance of $3.6 million due from 20/20 Sport. Sales to 20/20 Sport were $2.5 million and $5.0 million for the years ended December 31, 1996 and 1995, respectively. The Company has not extended credit to 20/20 Sport since February 1, 1996. The allowance for doubtful accounts was $0.8 million as of December 31, 1996. The Company believes its allowance for doubtful accounts is sufficient. However, there can be no assurance that the Company will not have to increase such allowances in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


AVAILABILITY AND PRICE OF RAW MATERIALS

The Company purchases raw materials such as yarn, dye stuffs and chemicals used in manufacturing its products. All of these purchases are made domestically. The Company is dependent upon the ability of its suppliers to furnish these materials in sufficient volumes at fair prices and to meet performance, quality and delivery criteria. Except for contracts periodically entered into by the Company that obligate yarn suppliers to deliver the cotton portion of yarn at a fixed price over a period of time, the Company does not have any contracts with its suppliers that obligate them to continue selling to the Company. The prices of cotton and polyester have been volatile since 1994. Should shortages of materials occur or should the prices of these materials rise, the Company's inability to increase its prices to recover such cost increases could have a material adverse effect upon the Company. See "Business -- Sources of Raw Materials."

FINANCIAL LEVERAGE

The Company is and will continue to be leveraged. As of December 31, 1996, the Company had outstanding indebtedness to First Union National Bank ("FUNB") in the aggregate amount of $43.6 million pursuant to the terms of a loan agreement evidencing the Company's revolving credit facility (the "Credit Facility"). Although the Company intends to utilize all of the net proceeds from this Offering to reduce the outstanding balance of the Credit Facility, an outstanding balance of approximately $14 million will remain thereon. Furthermore, the Company anticipates utilizing the Credit Facility in the future, when necessary, to fund operating and capital expenditures. Therefore, the Company has incurred and may continue to incur in the future significant interest expense. The degree to which the Company is leveraged could affect the Company's ability to obtain additional financing. Also, since the Company's borrowings are at variable interest rates, an increase in interest rates would result in higher interest expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RESTRICTIONS IMPOSED BY CREDIT AGREEMENT

The Credit Facility imposes certain operating and financial restrictions on the Company. At certain times in 1995, the Company was out of compliance with those financial covenants relating to limitations on (i) the incurrence of additional indebtedness (which was the result of the promissory note given in the Box Transaction), (ii) transactions with related parties (resulting from the Company's contract with Diversified Distributions, Inc. See "Certain Relationships and Related Transactions"), (iii) capital expenditures (resulting from the purchase of the Company's sewing plant in Vesta, Virginia. See "Business -- Properties"), as well as financial covenants related to the maintenance of certain debt to equity and EBITDA to interest expense ratios (resulting from the Box Transaction and the non-recurring charge for the doubtful accounts receivable attributable to 20/20 Sport). The Company sought waivers in connection with these matters, all of which were granted. As of December 31, 1996, the Company was in full compliance with the Credit Facility. However, there can be no assurance that the Company will not have to seek waivers in the future, and there can be no assurance that such waivers will be granted. The restrictions and financial requirements described above and the leveraged position of the Company could limit the Company's ability to respond to changing business or economic conditions, or other developments affecting the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


ENVIRONMENTAL CONTROLS AND OTHER REGULATORY REQUIREMENTS

The Company is subject to various federal, state and local environmental laws and regulations governing, among other things, the discharge, storage, handling and disposal of a variety of hazardous and nonhazardous substances and wastes used in or resulting from its present and past operations. While the Company does not expect that compliance with any of such laws and regulations will adversely affect the Company's operations, there can be no assurance that environmental regulatory requirements will not become more stringent in the future or that the Company will not incur significant costs relating to environmental matters in the future. The Company's operations also are governed by laws and regulations relating to employee safety and health, principally the Occupational Safety and Health Act ("OSHA") and regulations thereunder, that, among other things, establish exposure limitations for cotton dust, formaldehyde, asbestos and noise and regulate chemical and ergonomic hazards in the workplace. See "Business -- Environmental Matters."

RELIANCE ON KEY PERSONNEL


The success of the Company's business will be partially dependent upon the performance of certain members of senior management. The loss of key members of senior management could have an adverse effect on the Company's business. The Company's key executive officers are parties to employment contracts. The Company maintains key man life insurance on certain executives. See "Management."


CONTROL BY PRINCIPAL SHAREHOLDERS


Upon consummation of the Offering, the officers and directors of the Company as a group will control (directly or through beneficial ownership) 40.5% (38.3% if the Underwriters' over-allotment option is exercised in full) of the outstanding voting securities of the Company. Furthermore, certain family members of these officers and directors own additional Pluma shares that are not attributable to these officers and directors. These officers and directors will have the ability to control the business affairs of the Company (including the perpetuation of their positions with the Company if 9.6% of other holders of the Common Stock vote their shares consistently with such officers and directors and the Underwriters' over-allotment option is not exercised). See "Principal Shareholders."


ANTITAKEOVER PROVISIONS

The Company's Bylaws and Articles of Incorporation include provisions that may have the effect of discouraging a nonnegotiated takeover of the Company and preventing certain changes of control. These provisions, among other things (i) classify the Company's Board of Directors into three classes serving staggered three-year terms; (ii) permit the Company's Board of Directors, without further shareholder approval, to issue up to 1.0 million shares of preferred stock with rights and preferences determined by the Board of Directors at the time of issuance; and (iii) create a supermajority vote requirement (66 2/3%) of the Company's shareholders and directors prior to a sale of the Company's assets or other change in control of the Company. Such restrictions might, therefore, have the effect of inhibiting shareholders' ability to realize maximum value for their shares of Common Stock that might otherwise be realized as a result of a merger or other event affecting the control of the Company. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

Prior to this Offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active trading market in the Common Stock will develop or be sustained after this Offering. The initial public offering price will be determined through negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters based on the factors described under "Underwriting" and may not be indicative of the market price of the Common Stock after the Offering. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in the

Company's quarterly operating and financial results, changes in earnings estimates by research analysts and other events or factors. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of specific companies. Broad market fluctuations, as well as economic conditions generally, and in the apparel manufacturing industry specifically, may adversely affect the market price and liquidity of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Common Stock, or the availability of substantial amounts of Common Stock for future sale, could adversely affect the prevailing market price of the Common Stock. However, the Company, its directors, certain of its officers and all shareholders who own more than 36,800 shares of Common Stock have agreed with the Underwriters not to sell shares of Common Stock or securities convertible into Common Stock, subject to certain limited exceptions, for 180 days from the date of this Prospectus. See "Shares Eligible for Future Sale."

DILUTION

Purchasers of Common Stock in this Offering will experience immediate and substantial dilution in net tangible book value of the Common Stock offered hereby (based on an assumed initial public offering price of $13.00 per share) of approximately $5.13 per share ($4.89 per share if the Underwriters' over-allotment option is exercised in full). See "Dilution."

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of 2,500,000 shares of the Common Stock offered by the Company (after deducting the underwriting discounts and estimated expenses associated with the Offering) are estimated to be approximately $29.4 million ($35.0 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $13.00 per share. The Company intends to use all of such net proceeds to reduce the Company's outstanding indebtedness to FUNB under the Credit Facility. The Company's interest rate on the FUNB loan is variable. On December 31, 1996, the interest rate on the Credit Facility was 6.86%, and the amount outstanding was $43.6 million. The Company's Credit Facility expires on May 30, 2000. The proceeds previously drawn under the Credit Facility were used to fund working capital requirements of the Company and certain purchases of plant and equipment. The Company will not receive the benefit of that portion of the net proceeds of this Offering to be paid to Selling Shareholders.

                                DIVIDEND POLICY

The Company has declared and paid quarterly cash dividends on its Common Stock since 1991. Quarterly cash dividends paid since January 1994 have been $0.0272 per share. The Company does not anticipate paying a dividend in the foreseeable future. Any dividend declarations in the future will depend upon the Company's profitability, financial condition, capital needs, possible lender consent and other factors deemed relevant by the Board of Directors. The Company's loan agreement with FUNB prohibits the Company from paying a dividend if such payment would cause the Company to violate certain financial covenants imposed on the Company by the loan agreement.

                                    DILUTION

Purchasers of the Common Stock offered hereby will experience an immediate dilution in the net tangible book value of their Common Stock from the assumed initial public offering price. The net tangible book value of the Common Stock at December 31, 1996, was approximately $32.1 million, or $6.05 per share of outstanding Common Stock. Net tangible book value per share represents total assets of the Company (there are no significant intangible assets) less total liabilities, divided by the number of shares of Common Stock outstanding.

After giving effect to the issuance and sale by the Company of 2,500,000 shares of Common Stock at an assumed initial public offering price of $13.00 per share (after deducting the underwriting discount and the estimated expenses associated with the Offering to be paid by the Company), the pro forma net tangible book value as of December 31, 1996 would be approximately $61.5 million or $7.87 per share ($67.1 million or $8.11 per share, assuming the Underwriters' over-allotment option is exercised in full). This represents an immediate increase in pro forma net tangible book value of $1.82 per share to existing shareholders, and an immediate dilution of $5.13 per share to investors purchasing shares at the initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of Common Stock                                                        $13.00
  Net tangible book value per share at December 31, 1996                                                    $ 6.05
  Increase attributable to new investors                                                                      1.82
Pro forma net tangible book value per share after the Offering                                                           7.87
Dilution in net tangible book value per share to new investors                                                         $ 5.13

The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid to the Company by existing shareholders and the investors purchasing shares of Common Stock in the Offering:

                                                                SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE PRICE
                                                               NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
Existing shareholders (1)                                     5,315,797       68.0%     $ 5,231,575       13.9%       $     .98
New investors                                                 2,500,000       32.0       32,500,000       86.1            13.00
  Total                                                       7,815,797      100.0%     $37,731,575      100.0%

(1) If the Underwriters' over-allotment option is exercised in full, the number of shares held by the new investors will increase to 2,965,000, or 35.8% of the total number of shares to be outstanding after this Offering, and the number of shares held by the existing shareholders will be 5,315,797 shares, or 64.2% of the total number of shares to be outstanding after the Offering.

                                 CAPITALIZATION

The following table sets forth short-term borrowings and the capitalization of the Company (i) as of December 31, 1996, and (ii) as adjusted to give effect to the sale of the shares of Common Stock offered by the Company at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds to be received by the Company from the Offering to the reduction of the outstanding balance of the Credit Facility. See "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere in this Prospectus.

                                                                                                              AS OF
                                                                                                        DECEMBER 31, 1996
                                                                                                       ACTUAL        AS ADJUSTED (1)
Short-term borrowings, including current portion of long-term debt                              $     849,640          $     849,640
Long-term debt:
  Revolving loan                                                                                   43,569,904             14,204,904
  Subordinated debt                                                                                   849,640                849,640
    Total long-term debt, net of current portion                                                   44,419,544             15,054,544
Shareholders' equity:
  Preferred stock, no par value, 1,000,000 shares authorized, none outstanding                             --                     --
  Common stock, no par value, 15,000,000 shares authorized;
    5,315,797 shares outstanding; 7,815,797 shares outstanding as adjusted (2)                      7,222,550              7,222,550
  Paid-in capital                                                                                          --             29,365,000
  Retained earnings                                                                                24,920,343             24,920,343
    Total shareholders' equity                                                                     32,142,893             61,507,893
    Total capitalization                                                                        $  76,562,437          $  76,562,437

(1) Assumes the Underwriters' over-allotment option for up to 465,000 shares of Common Stock is not exercised. See "Underwriting."

(2) Excludes an aggregate of 382,720 shares of Common Stock issuable upon the exercise of stock options as of the date hereof at a purchase price of $13.077 per share granted to certain Company employees and directors pursuant to the Company's 1995 Stock Option Plan, as defined elsewhere in this Prospectus. See "Management -- Stock Option Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

Statement of Operations Data for each of the years in the three-year period ended December 31, 1996, and the Balance Sheet Data as of December 31, 1996 and 1995 set forth below have been derived from the Company's audited financial statements included elsewhere in this Prospectus. The Statement of Operations Data for each of the years in the two-year period ended December 31, 1993, and the Balance Sheet Data as of December 31, 1994, 1993 and 1992 are derived from the Company's audited financial statements which are not included in this Prospectus.


                                                                                       YEARS ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE DATA                                 1996(1)(7)   1995(1)(2)(3)        1994        1993        1992
STATEMENT OF OPERATIONS DATA:
Net sales                                                           $127,820       $ 100,710       $97,908     $86,645     $83,569
Cost of goods sold                                                   106,247          81,429        81,409      72,762      69,421
Gross profit                                                          21,573          19,281        16,499      13,883      14,148
Selling, general and administrative expenses                           9,149          14,385         7,300       6,255       5,788
Income from operations                                                12,424           4,896         9,199       7,628       8,360
Other expenses, net                                                    3,251           3,130         2,255       1,633         774
Income before income taxes and cumulative effect of accounting
  change                                                               9,173           1,766         6,944       5,995       7,586
Income taxes                                                           3,355             659         2,594       2,202       2,795
Income before cumulative effect of accounting change                   5,818           1,107         4,350       3,793       4,791
Cumulative effect of accounting change                                    --              --            --          74(4)       --
Net income                                                          $  5,818       $   1,107       $ 4,350     $ 3,867(4)  $ 4,791
Earnings per common share and common equivalent -- primary and fully diluted:
  Income before cumulative effect of accounting change              $   1.09       $     .21       $   .83     $   .69     $   .87
  Net income                                                        $   1.09       $     .21       $   .83     $   .70     $   .87
  Supplemental (5)                                                  $    .91
Weighted average number of shares outstanding                          5,316           5,316         5,244       5,554       5,537
Cash dividends per common share                                     $    .11       $     .11       $   .11     $   .11     $   .08


                                                                                          AS OF DECEMBER 31,
IN THOUSANDS                                                            1996              1995        1994        1993        1992
BALANCE SHEET DATA:
Working capital                                                     $ 49,901       $  50,052       $31,926     $29,935     $24,735
Total assets                                                          89,218          88,613        68,554      61,941      52,442
Long-term debt, net of current portion                                44,420          50,120        30,465      28,684      22,169
Total shareholders' equity                                            32,143          26,902        26,373      25,110      21,946

                                                                                       YEARS ENDED DECEMBER 31,
DOLLARS IN THOUSANDS                                                1996(1)(7)   1995(1)(2)(3)        1994        1993        1992
OTHER DATA:
Gross profit as a percentage of net sales                               16.9%           19.1%         16.9%       16.0%       16.9%
Income from operations as a percentage of net sales                      9.7%            4.9%          9.4%        8.8%       10.0%
Depreciation and amortization                                       $  3,804       $   3,440       $ 2,885     $ 2,292     $ 1,753
Capital expenditures                                                   3,399           5,856         4,495       7,086       5,952
EBITDA (6)                                                            16,712           8,627        12,386       9,928      10,695

(1) In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under an arrangement (the "Sales & Marketing Agreement") pursuant to which the Company paid a commission of 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company and Chairman of the Board. The Company terminated the Sales & Marketing Agreement as of December 31, 1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. The Company's sales and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Company's sales and marketing expenses as a percent of net sales were 1.3% compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales & Marketing Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."


(2) Includes a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable primarily related to the bankruptcy of a customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."


(3) Had the Box Transaction occurred at the beginning of 1995, excluding the two non-recurring charges mentioned in notes (1) and (2), for the year ended December 31, 1995, selling, general and administrative expenses ("SG&A") would have been $7.3 million compared to $14.4 million as reported. In addition, Income from operations, Net income, Earnings per common share and common equivalent -- primary and fully diluted and EBITDA would have been $12.0 million, $5.5 million, $1.04 and $15.7 million, respectively.


(4) Includes $73,651 of income from the cumulative effect of a change in accounting for the adoption of SFAS No. 109.

(5) Based upon earnings with adjusted interest expense and adjusted weighted average number of shares after net proceeds from the Offering are used for repayment of indebtedness.

(6) Represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.

(7) Includes $83,930 of expense from the change in the method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The effect of the change was to decrease net income by $53,212 ($0.01 per share).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

Incorporated in 1986, Pluma is a vertically integrated manufacturer of high quality fleece and jersey activewear. Historically, the Company's sales have been derived predominantly from fleece products. However, since introducing jersey products in 1990, the Company has increased jersey sales in order to diversify its product mix, more efficiently utilize its manufacturing base and reduce the impact of seasonality that is inherent in the fleece industry. Generally, jersey products are sold at lower price points and generate lower gross margins than fleece products.


In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under an arrangement (the "Sales and Marketing Agreement") pursuant to which the Company paid a commission of 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company and Chairman of the Board. The Company terminated the Sales and Marketing Agreement as of December 31, 1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. Sales and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Company's sales and marketing expenses as a percent of net sales were 1.3% as compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales & Marketing Agreement. In addition, in December 1995, the Company incurred a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable related to the bankruptcy of 20/20 Sport. Had the Box Transaction occurred as of the beginning of 1995, and excluding the two non-recurring charges, for the year ended December 31, 1995, SG&A as a percent of net sales would have been 7.3% as compared to 14.2%, as reported.


The following table presents the major components of the Company's Statements of Operations as a percentage of net sales:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                   1996        1995        1994
Net sales                                                                          100.0%      100.0%      100.0%
Cost of goods sold                                                                  83.1        80.9        83.1
Gross profit                                                                        16.9        19.1        16.9
Selling, general and administrative expenses                                         7.2        14.2         7.5
Income from operations                                                               9.7         4.9         9.4
Other expenses, net                                                                  2.5         3.1         2.3
Income before income taxes and cumulative effect of accounting change                7.2         1.8         7.1
Income taxes                                                                         2.6          .7         2.7
Net income                                                                           4.6%        1.1%        4.4%

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

NET SALES. Net sales increased 26.9% to $127.8 million in 1996 from $100.7 million in 1995, an increase of $27.1 million. Gross dozens sold of fleece and jersey increased 25.2% to 1.6 million dozens in 1996 from 1.3 million dozens in 1995. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and revenue from the addition of new customers. Sales of jersey activewear increased by 56.1% to $46.8 million in 1996 from $30.0 million in 1995, an increase of $16.8 million. Sales of new products accounted for 16.1% of 1996 net sales. Average sales price per dozen for total products increased 1.0% in 1996 as a result of an increased average sales price per dozen for fleece that was partially offset by a slight decline in the average sales price per dozen for jersey products. See
"Business -- Products."

GROSS PROFIT. Gross profit was 16.9% of net sales in 1996 as compared to 19.1% in 1995. This decrease in gross profit was the result of increased sales of jersey activewear as a percent of total sales, higher raw material costs, harsh winter weather causing higher fuel costs, weak demand in the first quarter of 1996, and increased medical and workers' compensation insurance costs due to an increase in the labor force. As a result of the weak demand in the first quarter and the harsh winter weather mentioned above, the Company experienced lower than expected utilization of its plant facilities. There can be no assurance that the factors discussed above will not occur again.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A decreased 36.4% to $9.1 million in 1996 from $14.4 million in 1995. SG&A as a percent of net sales for 1996 was 7.2% compared to 14.2% in 1995. This decrease in SG&A as a percentage of net sales resulted primarily from bringing sales and marketing functions in-house.

OTHER EXPENSES, NET. Other expenses, net, increased 3.9% to $3.3 million in 1996 from $3.1 million in 1995, an increase of $0.1 million. This increase was primarily the result of an increase in interest expense as a result of additional borrowings to fund higher inventories.


INCOME TAXES. The effective tax rate was 36.6% in 1996 compared to 37.3% in 1995.


YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

NET SALES. Net sales increased 2.9% to $100.7 million in 1995 from $97.9 million in 1994, an increase of $2.8 million. Gross dozens sold of fleece and jersey increased 9.5% to 1.3 million dozens in 1995 from 1.2 million dozens in 1994. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and additional revenue from a major customer. Sales of jersey activewear increased by 89.6% to $30.0 million in 1995 from $15.8 million in 1994, an increase of $14.2 million. Sales of new products accounted for 12.5% of 1995 net sales. Sales to one major customer, Sam's Club, increased by $8.7 million. This increase in net sales was offset by a 10.6% decrease in sales of fleece activewear to $70.6 million in 1995 from $79.0 million in 1994. This decrease was primarily attributable to a general weakness in demand for back-to-school and holiday seasonal purchasing. Average sales price per dozen for total products decreased 3.1% in 1995 as a result of increased sales of jersey products, which generally sell at lower price points than fleece. However, average sales price per dozen for fleece and jersey each increased. See "Business -- Products."

GROSS PROFIT. Gross profit was 19.1% of net sales in 1995, as compared to 16.9% in 1994. This increase in gross profit was a result of efficiency improvements resulting from computerized purchasing and scheduling controls and higher utilization of capacity for the first three quarters. This increase in gross profit was offset primarily by lower than expected utilization of the Company's plant and equipment in the fourth quarter of 1995, increased sales of jersey products and increased medical and workers' compensation insurance costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased 97.0% to $14.4 million in 1995 from $7.3 million in 1994, an increase of $7.1 million. SG&A as a percent of net sales for 1995 was 14.2% compared to 7.5% in 1994. This increase was due primarily to a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable related to 20/20 Sport, a customer that filed for bankruptcy protection in the U.S. Bankruptcy Court in the Southern District of New York in February 1996 (such amount subsequently has been written off), and a non-recurring charge of $2.0 million for termination of the Sales and Marketing Agreement as a result of the Box Transaction. In addition, compensation costs increased by $0.9 million. Had the Box Transaction occurred as of the beginning of 1995, and excluding the two non-recurring charges, for the year ended December 31, 1995, SG&A as a percent of net sales would have been 7.3% as compared to 14.2%, as reported.

OTHER EXPENSES, NET. Other expenses, net, increased 38.9% to $3.1 million in 1995 from $2.3 million in 1994, an increase of $0.9 million. This increase was primarily the result of an increase in interest expense as a result of additional borrowings to fund higher inventories and the absence of the $0.3 million insurance settlement recognized in 1994.

INCOME TAXES. The effective tax rate was 37.3% in 1995 compared to 37.4% in 1994.

SELECTED QUARTERLY OPERATING RESULTS

The following table sets forth quarterly unaudited financial information of the Company for the eight quarters ended December 31, 1996. This information has been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the quarters presented when read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results for any subsequent period or for the entire fiscal year. The quarterly unaudited financial information below differs from amounts previously reported by the Company as a result of allocating certain year-end accruals, including the Company's change in accounting for inventories, except production supplies, from the FIFO method to the LIFO method in 1996, to the respective interim periods in which the related charges were incurred. Except as otherwise indicated, any comparison discussed below reflects a change from the comparable quarter of the prior year.

                                                                              QUARTERS ENDED
IN THOUSANDS,                                               1995                                          1996
    EXCEPT PER SHARE DATA                MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30    SEPT. 30    DEC. 31
Net sales                                $ 19,220    $23,141    $ 31,817    $26,532    $ 21,932    $33,887    $ 39,719    $32,282
Cost of goods sold                         15,351     18,461      26,204     21,413      19,022     29,759      32,126     25,340
Gross profit                                3,869      4,680       5,613      5,119       2,910      4,128       7,593      6,942
Selling, general and administrative
  expenses                                  1,893      2,202       2,557      7,733       2,025      2,298       2,356      2,470
Income (loss) from operations               1,976      2,478       3,056     (2,614)        885      1,830       5,237      4,472
Other expenses, net                           595        782         868        885         761        816         909        765
Income (loss) before income taxes           1,381      1,696       2,188     (3,499)        124      1,014       4,328      3,707
Income taxes (benefits)                       508        624         805     (1,278)         46        373       1,593      1,343
Net income (loss)                        $    873    $ 1,072    $  1,383    $(2,221)   $     78    $   641    $  2,735    $ 2,364
Earnings per common share and
  common equivalent -- primary and
  fully diluted                          $    .16    $   .20    $    .26    $  (.41)   $    .01    $   .12    $    .51    $   .45

The activewear business is seasonal. Typically, demand for fleece products is lower during the first and second quarters of each year, which is partially offset by increased demand for jersey products in these periods.

Compared to first quarter sales in 1995, first quarter sales in 1996 were $2.7 million higher. This increase was due, in part, to a carryover of additional demand for jersey and fleece products the Company experienced in the fourth quarter of 1995. Second quarter and third quarter sales increased $10.7 million and $7.9 million, respectively, over the prior year's second and third quarters' sales. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and revenue from the addition of new customers. The first and second quarters' gross profit as a percentage of net sales in 1995 was 20.1% and 20.2%, respectively. The first and second quarters' gross profit as a percentage of net sales in 1996 decreased to 13.3% and 12.2%, respectively. This decrease in gross profit was the result of increased sales of jersey activewear as a percent of total sales, higher raw material costs, harsh winter weather causing higher fuel costs, lower than expected utilization of the Company's plant and equipment during 1996 and sales of higher cost inventory which was manufactured during the fourth quarter of 1995. In the third and fourth quarters of 1996, gross profit as a percentage of net sales increased to 19.1% and 21.5%, respectively. This increase resulted from improved utilization as the result of greater demand and higher average sales price per dozen for fleece products.

During the fourth quarter of 1995, the Company incurred two non-recurring charges: a $2.0 million termination charge as a result of the Box Transaction and a $3.3 million increase in the allowance for doubtful accounts due to the bankruptcy of 20/20 Sport.

The Company has experienced and expects to continue to experience fluctuations in its quarterly results. The Company's revenues and operating performance are affected by a number of factors, including, but not limited to, changes in raw material prices, product mix and the general retailing environment. Therefore, the Company believes that quarter-to-quarter comparisons of its operating results are not necessarily indicative of future performance.

LIQUIDITY AND CAPITAL RESOURCES

PRINCIPAL SOURCES OF LIQUIDITY. Principal sources of liquidity have been bank financing, cash generated from the Company's operations and private placements of equity securities. Pursuant to a loan agreement executed on May 25, 1995 (the "Loan Agreement"), the Company entered into the Credit Facility with FUNB in the amount of the lesser of $55.0 million or the Company's "borrowing base" as defined in the Loan Agreement. As of December 31, 1996, $43.6 million was outstanding, leaving $11.4 million available. The Loan Agreement expires on May 30, 2000. The interest rate of the Credit Facility is variable, and, on December 31, 1996, it was 6.86%. The net proceeds of the Offering received by the Company will be used to reduce the outstanding balance of the Credit Facility to approximately $14.2 million. See "Use of Proceeds."

The loan agreement evidencing the Credit Facility imposes certain operating and financial restrictions on the Company including but not limited to limitations on mergers or other consolidations, acquisition of assets, indebtedness or incurrence of capital leases, the creation of liens and other encumbrances on Company assets, the disposition of assets, the payment of dividends (if such payment would create a default under such loan), capital expenditures and investments and related party transactions. Further, the Company is required under the Credit Facility to maintain specified financial ratios and levels including (i) a minimum tangible net worth level the greater of $25.0 million plus an annual increase of $2.0 million for each calendar year beginning January 1, 1996 or tangible net worth as of the immediately preceding December 31 less $4.0 million; (ii) a debt to equity ratio of no greater than 2.5 to 1 from January 1 through November 30 of each year and 2.0 to 1 during each December; and (iii) a requirement that the ratio of the Company's EBITDA (earnings before interest expense, income taxes, depreciation and amortization) to interest expense for any four consecutive quarters be no less than 3.5 to 1. The Company's obligations under the Loan Agreement are secured by substantially all of the Company's assets.


As of December 31, 1996, the Company's debt to equity ratio was approximately
1.4 to 1. Assuming an initial public offering price of $13.00 per share, after applying the net proceeds of this Offering, the Company's debt to equity ratio will be approximately 0.3 to 1.

In 1994, the Company conducted a private placement of Common Stock at $10.686 per share pursuant to Regulation D promulgated under the Securities Act of 1933. The Company received approximately $1.7 million for 161,920 shares as a result of that offering. Proceeds from this private placement were used to reduce outstanding indebtedness.


As of the date hereof, the Company owes $0.8 million on a promissory note given in January 1994 to Glazier B. Piland, a former officer/shareholder of the Company, as a portion of the purchase price paid to redeem all of his Pluma shares. The principal balance of this note, plus interest at 5.0% per annum, is due in full in January 1998. In the event the Company defaults on this obligation, it will be required to issue shares of Common Stock to this former officer/shareholder equal in value to the unpaid amount of the indebtedness plus any unpaid interest at the time of default.



CASH FLOWS FROM OPERATING ACTIVITIES. For the year ended December 31, 1996, the Company's operations provided $9.6 million of cash. The principal uses of cash were repayment of the note payable issued in connection with the Box Transaction for $2.0 million and additional investments of $1.9 million in inventories and $0.6 million in accounts receivable. This use was offset by increases of $2.6 million in accounts payable and accrued expenses, consisting primarily of interest payable and reserves for medical and workers' compensation claims. For the year ended December 31, 1995, the Company's operations used $10.6 million of cash. The principal uses of cash were a $14.0 million increase in inventories and a $2.4 million increase in tax-related assets. Inventories increased primarily due to lower than expected demand in the fourth quarter of 1995. These uses were offset by increases in accrued expenses, primarily interest payable and reserves for medical and workers' compensation claims. For the year ended December 31, 1994, the Company's operations generated $4.0 million of cash. The principal use of cash was $5.6 million to fund accounts receivable. Cash flows from operations are impacted by seasonality and changes in product demand. In the past, in periods of weak demand, the Company has relied on bank financing to fund operations. However, the Company believes that cash flows from operations will be sufficient to cover operations and capital requirements for the next twelve months.


CASH FLOWS FROM INVESTING ACTIVITIES. In each of the last three years the Company has invested heavily in plant and equipment to grow its business. Capital expenditures were $3.4 million for the year ended December 31, 1996. Capital expenditures were $5.9 million and $4.5 million in 1995 and 1994, respectively.

CASH FLOWS FROM FINANCING ACTIVITIES. For the year ended December 31, 1996, the Company had net repayments of borrowings of $5.7 million and paid cash dividends of $0.6 million. In 1995, the Company had net proceeds from borrowings of $17.4 million to fund operations and investments and paid cash dividends of $0.6 million. In 1994, the Company had net repayments of borrowings of $0.4 million and paid cash dividends of $0.6 million. In addition, in 1994, the Company had proceeds of $1.7 million from the issuance of Common Stock and repurchases of stock totaling $0.8 million.

CAPITAL EXPENDITURES. Additional capital expenditures are expected in future years to meet continued growth expectations. The Company anticipates expending approximately $3.0 million in 1997 for additional plant and equipment as well as approximately $2.0 million for the purchase and implementation of a new management information system to enhance the timing and accuracy of controls. See "Business -- Management Information Systems."

                                    BUSINESS

GENERAL

Pluma is a vertically integrated manufacturer of high quality fleece and jersey activewear. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. Pluma sells its products to companies such as adidas, Nike, Starter and Walt Disney. In addition, the Company sells products under its own "Pluma," "SANTEE" and "SNOWBANK" brand names to retail and wholesale customers such as Sam's Club and Frank L. Robinson Company.

Pluma was incorporated in December 1986 by certain principal executive officers and members of the Board of Directors who had over 100 years of collective industry experience. They envisioned that the Company could cost effectively produce higher quality activewear and sell to a more diverse customer base than was common in the industry. The Company seized the opportunity to produce low cost, high quality products by developing a manufacturing base with the most advanced equipment available.

Since its inception, the Company has been an innovator of new products and styles and has focused on delivering higher quality products. The Company was one of the first to introduce heavyweight, fuller cut fleece products at attractive price points and fleecewear with higher cotton content. These products were well-received by consumers, and the Company rapidly increased sales and profitability as it expanded its business across broad market segments. In 1990, the Company began to produce heavyweight cotton jersey products suitable for outerwear in order to diversify its product mix, more efficiently utilize its manufacturing base and increase sales and profitability. Today, the Company continues to be an innovator of new products and recently introduced pique fleece, 100% cotton fleece and cotton/SpandexTM five-way stretch fleece.

In addition, the Company believes its ability to collaborate with customers in developing new styles provides a distinct competitive advantage. As a result of Pluma's flexible manufacturing capabilities, customers often select the Company as their "manufacturer of choice" for its ability to develop specialized products that meet customers' cost, quality and delivery criteria.

INDUSTRY


The Company competes in the growing activewear sector of the apparel industry. According to a publicly available report by the SPORTING GOODS MANUFACTURERS ASSOCIATION ("SGMA"), retail sales of activewear increased from $34.4 billion in 1994 to $37.6 billion in 1995. In particular, according to SGMA, industry sales for fleecewear increased from $4.9 billion to $5.1 billion, while jersey sales also increased from $11.5 billion to $12.3 billion over the same period. SGMA estimates that sales of activewear increased approximately 5% in 1996 to $40 billion.


The growth of the fleece and jersey activewear industry is attributable to several factors. First, the trends toward increased physical fitness and the "casualization of America" have resulted in fleece and jersey apparel's becoming more acceptable as daily attire. In particular, the popularity of branded activewear products from companies such as adidas, Nike and Reebok has also increased significantly. Second, the versatility of fleece and jersey fabric, coupled with technological advances in product development and manufacturing, has significantly improved product design and quality, resulting in increased consumer demand. Finally, although design detailing may change, basic styles of fleece and jersey activewear are not primarily driven by fashion trends or fads, which contributes to the stability of product demand.

In recent years, the fleece and jersey activewear industry has been impacted by several trends. Consumers are increasingly demanding greater value in the form of higher quality goods with more variety at fair prices. In particular, consumers are seeking fuller cut products in heavier, more shrink-resistant fabrics, with cotton-dominant blends becoming the fabric of choice.

Meanwhile, distribution channels to reach consumers have become more diversified. Historically, fleece and jersey apparel was distributed predominantly through department stores, specialty retailers and sporting goods chains. However today, as value-oriented retailing concepts proliferate, mass merchandisers, wholesale clubs, discount retailers and other distribution channels represent a growing customer base for manufacturers. As a result, retailers are demanding a wider range of products to target specific consumer markets.

In response to these emerging trends, competitive manufacturers have adjusted their business strategies. In order to meet consumer demands for higher quality without increases in pricing, manufacturers have upgraded their production processes by investing in new equipment and technology. In addition, the increasing breadth and diversity of distribution channels have required successful manufacturers to become more flexible in new product development, manufacturing and distribution to meet customers' requirements. The Company believes that its growth strategy positions it to capitalize on these industry trends.

BUSINESS STRATEGY

The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. The principal elements of this strategy are:

PRODUCING HIGH QUALITY PRODUCTS

Pluma is recognized as a manufacturer of high quality products across all of its price points by today's value-conscious customers. Examples of Pluma's emphasis on quality exist throughout its design and manufacturing processes. Pluma's fleece and jersey activewear meet consumer preferences for heavier weights and higher cotton content and are fuller cut than industry standards. The Company incorporates SpandexTM in its ribbed fabric, which enables it to retain shape. Pluma produces higher stitch count fabrics to reduce shrinkage and increase softness. Pluma's advanced sewing processes add greater product detail and durability.

INCREASING SALES THROUGH A DIVERSE CUSTOMER BASE


Pluma targets a diverse customer base across multiple markets and distribution channels. Currently, Pluma's material customers include branded customers such as adidas, Nike, Reebok and Starter, retailers such as Miller's Outpost and Sam's Club and entertainment customers such as Busch Gardens, Hard Rock Cafe and Walt Disney. In addition, Pluma sells to wholesale distributors, screenprinters and embroiderers who sell the Company's products to a wide variety of retailers, ranging from small souvenir and resort stores to large nationwide department stores. Pluma seeks to grow both by increasing sales to existing customers and by adding new customers. The Company's diverse customer base provides product exposure to many consumer markets and enables Pluma to balance its production more evenly throughout the year, thereby improving sales and profitability.


DEVELOPING NEW PRODUCTS AND STYLES

Pluma is an innovator of new products of various fabric weights and blends, as well as unique styles, that are often designed exclusively for its customers to meet their individual needs. Typically, the Company's new products and styles command higher prices resulting in better margins. Additionally, new products initially manufactured for a single customer frequently become popular with other customers. The Company was one of the first to introduce heavyweight, fuller cut fleece products at attractive price points and fleecewear with higher cotton content. Pluma was also one of the first to produce heavyweight cotton jersey products suitable for outerwear. Today, the Company continues to be an innovator of new products and recently introduced pique fleece, 100% cotton fleece and cotton/SpandexTM blend five-way stretch fleece. In addition, the ability to customize efficiently new product styles that meet stringent customer standards enables the Company not only to attract new customers, but also to cross-sell its more basic products.

CAPITALIZING ON FLEXIBLE MANUFACTURING CAPABILITIES

Pluma manufactures products that meet customers' cost, quality and delivery criteria, ranging from highly customized products to more basic fleece and jersey apparel. Using proprietary equipment and advanced manufacturing processes, Pluma has the flexibility to shift its knitting, dyeing and sewing operations between various fabric weights, blends and styles, as well as between fleece and jersey products, with minimal downtime. These capabilities allow Pluma to service effectively and efficiently its diverse customer base, thus maintaining a significant competitive advantage.

INVESTING IN ADVANCED TECHNOLOGIES

The Company continues to upgrade its manufacturing, distribution and management information systems as proven cost and quality related advances become available. The Company has made significant investments to improve efficiencies including (i) upgrading knitting equipment, (ii) adding computerized monitoring and control systems for its dyeing processes, (iii) improving sewing and cutting processes with new machines and other modern innovations, such as its patented tandem sewing table, and (iv) automating and computerizing order processing and distribution. As a result, Pluma believes that its manufacturing and distribution processes are among the most modern in the industry. In addition, the Company is in the process of implementing a new management information system to enhance the timing and accuracy of its controls.

PRODUCTS

Pluma's high quality fleece and jersey activewear meet consumer preferences for heavier weights and higher cotton content. The Company's fleece products include a variety of styles and colors of tops and bottoms in seven and one-half, nine, ten and eleven ounce weights in cotton/polyester blends ranging from 50% cotton/50% polyester to 100% cotton. Pluma also manufactures five and one-half and seven ounce 100% cotton jersey tops and bottoms designed for outerwear.

The Company believes that certain design and construction features enhance the quality and appeal of its products relative to most competitors:

      (Bullet) Pluma's fleece and jersey tops are fuller cut and heavier weight.

      (Bullet) Pluma produces higher stitch count fabrics to reduce shrinkage, provide a better printing surface and increase softness.

      (Bullet) Pluma uses air jet spun yarn for its 50% cotton/50% polyester fleece fabric to prevent pilling.

      (Bullet) All of Pluma's ribbed fabrics contain Spandex(tm) to retain shape.

      (Bullet) Pluma uses greater detail in its sewing processes to enhance durability and appearance.

      (Bullet) Pluma utilizes advanced finishing techniques, including the application of softeners and napping (brushing), to give its fleece fabrics more bulk and softer texture.

The sales mix of fleece and jersey products for the three years ended December 31, 1996, in sales, gross dozens sold, excluding close-outs and irregulars, and the average sales price per dozen is as follows:

                                                                   YEARS ENDED DECEMBER 31,
                                                   1996                                     1995                      1994
IN THOUSANDS,                                                  AVG.                      GROSS          AVG.
EXCEPT AVERAGE SALES PRICE PER                             SALES PRICE/                  DOZENS     SALES PRICE/
DOZEN                               SALES                     DOZEN          SALES        SOLD         DOZEN          SALES
                                                GROSS
                                                DOZENS
                                                 SOLD
Fleece                             $ 80,423       871      $ 92.41          $ 70,634       826      $ 85.50          $79,040
Jersey                               46,803       765      61.16              29,989       480      62.43             15,819
Total/Avg.                         $127,226     1,636      $ 77.79          $100,623     1,306      $ 77.01          $94,859

IN THOUSANDS,                      GROSS          AVG.
EXCEPT AVERAGE SALES PRICE PER     DOZENS     SALES PRICE/
DOZEN                               SOLD         DOZEN
Fleece                               900      $ 87.80
Jersey                               293      53.99
Total/Avg.                         1,193      $ 79.50

Historically, the Company's sales have been derived predominantly from fleece products. However, since introducing jersey products in 1990, the Company has increased jersey sales in order to diversify its product mix, more efficiently utilize its manufacturing base and reduce the impact of seasonality that is inherent in the fleece industry. Generally, jersey products sell at lower price points and generate lower profit margins than fleece.

As of December 31, 1996 and 1995, the Company had backlog orders of approximately 320,899 dozens, or approximately $22.7 million, and 353,034 dozens or approximately $21.9 million, respectively. Backlogs are computed from orders on hand at the last day of each fiscal period. The Company believes that as a result of the seasonality and the just-in-time nature of its business, order backlogs are not a reliable indicator of future sales volume.

SALES AND MARKETING

The Company's sales and marketing efforts are directed by its marketing department headquartered in Martinsville, Virginia. The sales office is comprised of nine employees who are involved in day-to-day sales efforts and customer service activities.

Unlike many of its competitors, Pluma maintains a centralized sales office organized around customer accounts rather than using a regional sales office strategy. By maintaining a centralized location, management believes that the Company can implement better its sales strategy which requires that each of its salespeople be informed about and involved with all of the Company's market segments and customers. This structure allows the Company to be more flexible in responding to customers' needs and to operate more efficiently with a smaller sales staff.

CUSTOMERS

Pluma targets a diverse customer base which is composed of five primary markets: branded; retailers; screenprinters and embroiderers; wholesale distributors and entertainment. As a result of Pluma's ability to customize products according to its customers' needs, it is focusing on increasing sales to its branded and retailer customers, which produce higher gross margins.

For the years ended December 31, 1996, 1995 and 1994, Pluma's top ten customers accounted for 75.5%, 75.6% and 67.6%, respectively, of the Company's net sales and 65.4%, 78.2% and 74.6%, respectively, of its accounts receivable. For the year ended December 31, 1996, the Company's top three customers, Sam's Club, adidas and Frank L. Robinson, accounted for 24.1%, 14.7% and 7.2%, respectively, of the Company's net sales. For the year ended December 31, 1995, the Company's top three customers, Sam's Club, Frank L. Robinson and Starter Galt accounted for 16.1%, 12.8% and 11.4%, respectively, of the Company's net sales.

For the year ended December 31, 1994, the Company's top three customers, Frank
L. Robinson, Starter Galt and adidas, accounted for 13.2%, 10.4% and 10.1%, respectively, of the Company's net sales. Pluma provides products to its customers pursuant to purchase orders on an as-needed basis.

BRANDED

Branded accounts consist of customers such as adidas, Nike, Reebok and Starter. These accounts require the manufacturer to meet exact specifications, such as styling, color, screenprinting and embroidery. Products are labeled, packaged and shipped ready for sale to consumers. The Company's ability to accommodate the specialized nature of products manufactured for these customers often results in higher margins. Branded accounts constituted approximately 20.6% of the Company's net sales for the year ended December 31, 1996 and 10.1% for the same periods in 1995 and 1994, respectively.

RETAILERS

Retail customers include specialty, high-end and value-oriented retailers. The Company's largest retail customer in 1996 was Sam's Club, which markets and sells "Pluma" labeled products. Pluma's other retail customers include Miller's Outpost, which sells its own private label products manufactured by Pluma or products with Pluma's "SANTEE" label. The Company believes that this market segment holds significant opportunity for growth as other value-oriented retail formats continue to grow in popularity. Retail customers constituted approximately 33.7% of the Company's net sales for the year ended December 31, 1996 and 27.5% and 21.2% for the same periods in 1995 and 1994, respectively. As a result of the growth of the Company's business with Sam's Club, coupled with increased consumer recognition of the "Pluma" brand name, the Company has granted a license to Kayser Roth Corporation ("Kayser Roth") that allows it to manufacture and distribute socks to Sam's Club under the "Pluma" brand name. See "Business -- Trademarks and Licenses."

SCREENPRINTERS AND EMBROIDERERS

Screenprinters and embroiderers include Starter Galt and PM Enterprises among others. These customers typically purchase basic products to which they add designs and logos; they then resell these products to a wide variety of retailers, ranging from small souvenir and resort stores to large, nationwide department stores. Certain screenprinters and embroiderers resell under Pluma's "SANTEE" label. Screenprinters and embroiderers constituted approximately 19.7% of the Company's net sales for the year ended December 31, 1996 and 26.7% and 33.1% for the same periods in 1995 and 1994, respectively.

WHOLESALE DISTRIBUTORS

Wholesale distributors include Frank L. Robinson Company, Skyline and Stardust. These customers generally purchase goods in large volume for further distribution to companies such as Guess?, as well as to small customers, which are typically more difficult for the Company to service. All products sold to these customers contain Pluma's "SANTEE" label, which is becoming more recognizable by consumers. Wholesale distributors constituted approximately 17.6% of the Company's net sales for the year ended December 31, 1996 and 22.8% and 25.7% for the same periods in 1995 and 1994, respectively.

ENTERTAINMENT

Entertainment accounts consist of customers such as Busch Gardens, Hard Rock Cafe and Walt Disney. This market segment demands a basic product on which designs are printed or embroidered for souvenir sales. Demand for goods sold to this market segment is relatively consistent throughout the year. Entertainment accounts constituted approximately 8.4% of the Company's net sales for the year ended December 31, 1996 and 12.9% and 9.8% for the same periods in 1995 and 1994, respectively.

MANUFACTURING

Pluma is a vertically integrated manufacturer. The Company's manufacturing process consists of knitting, dyeing, finishing, cutting and sewing. Using proprietary equipment and advanced manufacturing processes, Pluma has the flexibility to shift its knitting, dyeing and sewing operations between various fabric weights, blends and styles, as well as between fleece and jersey, with minimal downtime. These capabilities allow Pluma to service effectively and efficiently its diverse customer base.

Pluma currently manufactures all of its products domestically at sites within close proximity to each other and uses technologically advanced equipment and sophisticated production scheduling systems. Several of the Company's competitors have chosen to move some of their production offshore. The Company, however, believes that its strategy improves the Company's ability to service its customers' just-in-time delivery requirements, minimizes transportation costs and offsets most of the advantages of lower labor cost inherent in offshore production.

The Company believes it has the manufacturing capacity to increase sales by approximately 10% to 15% without any significant capital expenditures based upon its current product mix and prices. By adding equipment, the Company believes it has the capacity to increase sales by an additional 30% to 40% without the need for additional manufacturing space.

Pluma's vertically integrated manufacturing process includes the following:

KNITTING

The Company operates modern, high-speed circular knitting machines that produce various types of fabric in its manufacturing facilities in Eden, North Carolina. The circular knitting process eliminates the need for side-seaming, reduces waste and, consequently, lowers production costs. The Company is in the process of purchasing new knitting equipment and components that should increase efficiency in its knitting operations. Proprietary knitting processes enable the Company to change its production with minimal downtime for setup. The Company can shift its knitting processes between various fabric blends, weights and styles, as well as between fleece and jersey fabrics, without significant loss of utilization. Pluma uses Spandex(tm) in all of its ribbed fabrics to retain shape and produces high stitch count fabrics, which results in lower shrinkage, a better printing surface and a softer feel.

DYEING

The Company believes that its computer-controlled, pressurized dyeing operations in Eden, North Carolina, are state-of-the-art. Computerized controls reduce processing time and improve control of dyeing cycles, temperatures, water pressure and chemical usage, thereby producing greater color consistency and minimizing waste. In addition, the Company's pressurized dyeing process increases bulking, which reduces shrinkage and color bleeding of its fabrics.

FINISHING

The finishing process consists of extracting, drying, napping (brushing) and compacting the fabric. The extraction process involves the addition of fabric softeners to ensure that the fabric retains its softness during the drying process. Fleece fabrics are then napped to produce a soft and heavy feel. Also, fabrics are compacted to minimize shrinkage and increase stability.

CUTTING

Pluma's cutting operation in Eden, North Carolina, uses Bierrebi automatic continuous-cutting machines with computer-controlled hydraulic die-cutting heads. In addition, Pluma is adding a Gerber cutting system that will interface with its computerized pattern design process. The Company utilizes these machines to improve consistency and efficiency and generate less waste. Manual cutting is used to provide flexibility to process low-volume orders.

SEWING

The Company's sewing facilities are in Eden, North Carolina, and in Martinsville, Rocky Mount, Chatham, Vesta and Altavista, Virginia. Pluma's sewing operations begin with the preassembly of component parts utilizing computerized sewing equipment. Preassembled parts are then sewn using the Company's proprietary tandem sewing process or conventional sewing. Management believes that its tandem sewing process is unique and gives the Company a competitive advantage in sewing operations by enhancing product quality and manufacturing flexibility.

Pluma's proprietary tandem sewing process utilizes the Company's patented tandem sewing table. This proprietary equipment allows operators to move rapidly between sewing steps to reduce further assembly time. The table is easily adjustable to accommodate different operators' physical characteristics, minimizing downtime between shifts and thereby facilitating multishift operations.

The Company engages independent sewing contractors for low volume, special style products that require specific equipment. These independent contractors also assist the Company during peak manufacturing periods by providing additional capacity. Approximately 16.0%, 14.9% and 17.6% of the Company's products were sewn by independent contractors in 1996, 1995 and 1994, respectively.

The Company hires independent embroidery and screen printing subcontractors to print or embroider special images on products ordered by certain of its entertainment and branded accounts. The Company believes that it is more cost effective to outsource these services.

PACKAGING AND DISTRIBUTION

Pluma operates a three-building complex in Martinsville, Virginia, which serves as its central packaging and distribution facility. The complex contains approximately 462,950 square feet of packing and storage space.

The packaging process includes folding, tagging, bagging, packing and bar coding. The Company's packaging operation employs automated folding machines and other technologically advanced equipment that package products efficiently.

Pluma uses computers, scanners, radios, conveyor systems and order pickers to track, locate and move products within its facilities and to the loading docks for shipping. One conveyor system links two facilities, thereby significantly reducing handling time.

The Company leases a fleet of 11 tractors and 63 trailers and owns five trailers and two trucks to transport materials between plants, as necessary. It relies upon common carriers for delivery to its customers.

MANAGEMENT INFORMATION SYSTEMS

The Company operates state-of-the-art computer systems for receiving and tracking customer orders from the moment they are received in the Company's sales office in Martinsville, Virginia, until final delivery. After a customer's order is entered in the Company's sales office, it is reviewed at Pluma's main office in Eden, North Carolina, for customer credit, production scheduling and delivery. After this process is completed, the order becomes active and is formally scheduled into production. The Company's proprietary computer program and sophisticated electronic scanners allow the Company to monitor specific customer orders during all stages of the manufacturing process from knitting to sewing and during packaging and distribution.

During 1996, the Company entered into a license agreement with SAP America, Inc. ("SAP") to use SAP's proprietary financial and manufacturing controls software. The SAP software is highly portable, operates on the newest client-server platform and can be utilized internationally. In addition to the license agreement, the Company executed a professional services agreement with SAP for consultant services to install and implement the software. The SAP system will upgrade the Company's production planning and scheduling, sales, distribution and financial systems. The Company believes that this system will enhance its ability to meet customer demands more efficiently and better manage the growth of its business. This system is currently being implemented. Management expects the system to be operational by January 1998.

Pluma is connected via electronic data interchange ("EDI") with Sam's Club and is exploring the use of a similar system with wholesale distributors and a number of its suppliers. Additionally, the Company intends to utilize the Internet to facilitate customer orders, investor relations and direct sales. The Company's Internet address is http://www.plumainc.com.

SOURCES OF RAW MATERIALS

Pluma purchases yarn, dye stuffs and chemicals that are the principal raw materials used in its products. Management believes that there is sufficient availability of raw materials from a number of suppliers at competitive prices to satisfy current and anticipated needs of the Company.

The Company does not spin its own yarn. Yarn spinning is a capital intensive operation in which there is substantial domestic and foreign competition. The Company has stable relationships with its principal yarn suppliers and often makes advance purchases of yarn based on projected demand. The Company has contracted to purchase substantially all of its projected yarn needs for 1997. However, should any or all of these suppliers be unable for any reason to fulfill their obligations under these yarn contracts, the Company believes that such an occurrence would not have a material adverse effect on the Company's business as yarn is available to the Company from other suppliers at comparable prices.

Pluma maintains a five- to ten-day supply of raw material inventories, minimizing the need for storage space. During 1996, Pluma's principal yarn suppliers included Unifi, Inc. (Spun Yarn Division), Parkdale Mills, Inc. and, Mayo Yarns, Inc., and its principal suppliers of dye and chemicals included Ciba-Geigy, DyStar and Clairiant (formerly Sandoz). The Company anticipates that these suppliers, as well as others, will continue to supply the Company with raw material as needed. See "Risk Factors -- Availability and Price of Raw Materials."

SEASONALITY

The activewear business is seasonal. Typically, demand for fleece products is much lower during the first and second quarters of each year and is partially offset by increased demand for jersey products in these periods. Notwithstanding the Company's efforts to diversify its products and customer base to create a more consistent demand for its products throughout the year, the Company produces and stores fleece finished goods inventory during the first half of each year. This practice enables the

Company to meet the heavy demand for delivery during the second half of the year. See "Risk Factors -- Impact of Seasonality."

COMPETITION

The fleece and jersey activewear industry is highly competitive. Pluma's major competitors are vertically integrated manufacturers such as Fruit of the Loom, Oneita, Russell, Sara Lee, Tultex and VF. Certain of these competitors have greater financial resources and larger manufacturing, distribution and marketing capabilities than the Company. Among other factors, the Company's future success will depend to a significant extent upon its ability to remain competitive in the areas of price, quality, marketing, product development, manufacturing capabilities, distribution and order processing, which are the principal methods of competing within the fleece and jersey apparel industry. See "Risk
Factors -- Competition."

ENVIRONMENTAL MATTERS

The Company is subject to various federal, state and local environmental laws and regulations governing, among other things, the discharge, storage, handling and disposal of a variety of hazardous and nonhazardous substances and wastes used in or resulting from its operations and potential remediation obligations thereunder. At the Company's textile manufacturing facility in Eden, North Carolina, the Company disposes of dye waste through the city's municipal wastewater treatment system under a permit issued by state regulatory authorities.

The Company's operations also are governed by laws and regulations relating to employee safety and health, principally OSHA and regulations thereunder, which, among other things, establish exposure limitations for cotton dust, formaldehyde, asbestos and noise, and regulate chemical and ergonomic hazards in the workplace. See "Risk Factors -- Environmental Controls and Other Regulatory Requirements."

PROPERTIES

All of the Company's facilities are located in North Carolina and Virginia. All buildings are well maintained and several of its facilities have been expanded since operations commenced therein to accommodate the Company's growth. The location, approximate size, owned or leased status, year in which operations commenced and use of the Company's principal facilities are summarized in the following table:

                    SQUARE                    OPERATIONS
    LOCATION        FOOTAGE     OWNERSHIP     COMMENCED                     USE
Eden, NC            170,900       Owned        1987         Executive offices, sewing, dyeing,
                                                              finishing and cutting
Eden, NC             83,900       Owned        1993         Knitting
Eden, NC             20,600      Leased        1996         Outlet store
Eden, NC             18,000      Leased        1987  (1)    Sewing
Martinsville, VA    198,000      Leased        1996         Distribution and warehouse
Martinsville, VA    181,600      Leased        1988         Distribution, packaging and
                                                              warehouse
Martinsville, VA     83,200      Leased        1994         Packaging, warehouse and management
                                                              information systems
Martinsville, VA     43,900       Owned        1988         Sewing
Martinsville, VA     15,600      Leased        1992         Storage
Martinsville, VA     11,500      Leased        1997         Outlet store
Martinsville, VA      3,900      Leased        1996         Marketing and sales office
Rocky Mount, VA      82,000       Owned        1995         Sewing
Chatham, VA          52,000       Owned        1990         Sewing
Vesta, VA            24,000       Owned        1994         Sewing
Altavista, VA        12,000      Leased        1996         Sewing

(1) The Company leased this facility from 1987 through 1993 and subsequently executed a new lease for this facility in December 1996.

LABOR

The Company had approximately 2,275 employees at December 31, 1996. Management considers labor relations to be excellent. The Company has no collective bargaining agreements; however, some of the Company's competitors located in its geographic area are unionized, and there can be no assurance that the Company will not become a target for union organizing activity or party to collective bargaining agreements in the future. To the extent that unionization increases the Company's cost of operations, the Company would be impacted adversely from both an operating and financial standpoint.

LITIGATION

The Company is not a party to nor is any of its property the subject of any legal proceedings, the result of which it believes could have a material adverse impact on its business, properties or financial condition.

TRADEMARKS AND LICENSES

Pursuant to an agreement effective December 4, 1990 (the "Superba Agreement"), Superba, Inc. ("Superba") granted to the Company the exclusive right and license to utilize the name "SANTEE" in connection with the manufacture, sale and distribution of fleece and jersey products. Superba manufactures neckties and sport shirts and is the sole owner of all trademark and other proprietary rights in the name "SANTEE." The term of this license is perpetual. The Company paid a one-time fee of $20,000 in consideration for the grant of the rights described above and has no continuing obligations for the payment of royalties in connection with the use of the name "SANTEE." Under the terms of the Superba Agreement, Superba retained the right to utilize the name "SANTEE" for commercial purposes, provided such use is not competitive with the Company in the fleece and jersey apparel industry. Superba is obligated to renew the trademark registration (at Superba's expense) upon its expiration.

The Company claims common law proprietary rights to the name "Pluma;" however, at this time, the Company does not own any registered trademark rights to the name "Pluma." Furthermore there was a registered owner of the name "Peso Pluma." However, in November 1994, the Company filed a proceeding with the United States Patent and Trademark Office ("USPTO") alleging that the owner of the name "Peso Pluma" abandoned its right to such name and requesting that such rights be canceled. This proceeding was determined favorably to the Company, which has filed an application with the USPTO for trademark protection related to the name "Pluma." The Company believes that such protection will be granted in the first quarter of 1997.

The Company has filed an application with the USPTO for trademark protection for the trademark "SNOWBANK." The application has been approved pending submission of an acceptable statement of use after actual use of this trademark has begun, which will occur in early 1997. "SNOWBANK" will be utilized in connection with marketing certain styles of the Company's activewear.

On October 24, 1995, the Company entered into a license agreement with Kayser Roth granting to Kayser Roth a limited exclusive license to use the name "Pluma" in connection with the manufacture and sale of socks in the United States and Mexico to Sam's Club (the "Kayser Roth Agreement"). The Company made no representations to Kayser Roth related to its ownership rights in the name "Pluma," and has no liability to Kayser Roth or Sam's Club in the event superior rights to the name "Pluma" are established by another company. The Company receives a royalty from Kayser Roth equal to 2.0% of net sales of socks bearing the Pluma label up to $3,000,000 of such sales and 1.5% of all net sales of socks thereafter (in each case, less customary trade discounts, shipping charges, returns and allowances and sales taxes). The Kayser Roth Agreement terminates on December 31, 1998, but is renewable by Kayser Roth for successive one-year terms thereafter. The Company maintains appropriate quality control standards in the Kayser Roth Agreement designed to ensure that only quality products are distributed under the "Pluma" name.

On July 30, 1996, U.S. Patent No. 5,540,160 was issued by the USPTO for the Company's tandem sewing table. See "Business -- Manufacturing."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, ages, positions and brief descriptions of business experience of the Company's executive officers and directors:

NAME                                           AGE    POSITION
George G. Wade                                    63  Chairman Emeritus of the Board, Secretary and Director
G. Walker Box                                     46  Chairman of the Board of Directors
R. Duke Ferrell, Jr.                              44  President, Chief Executive Officer and Director
C. Monroe Light                                   56  Executive Vice President of Manufacturing and Director
Forrest H. Truitt, II                             42  Executive Vice President, Treasurer and Chief Financial Officer
Milton A. Barber, IV                              36  Vice President of Sales and Marketing
Nancy B. Barksdale                                39  Vice President and Controller
Jeffrey D. Cox                                    41  Vice President of Manufacturing
David S. Green                                    46  Vice President of Human Resources
Walter E. Helton                                  57  Vice President of Operations
Raymond L. Rea                                    55  Vice President of Manufacturing
Barry A. Bowles                                   51  Director
Kemp D. Box                                       42  Director
David C. Jones, D.D.S.                            50  Director
William K. Mileski                                54  Director
R. Stephens Pannill                               50  Director
J. Robert Philpott, Jr.                           50  Director

GEORGE G. WADE, a founder of the Company, served as Chairman of the Company's Board of Directors until January 1996, when he became Chairman Emeritus. Mr. Wade served as the Company's President and Chief Executive Officer from January 1987, until he relinquished the titles of Chief Executive Officer and President in September 1993 to become the Company's Secretary. Mr. Wade is a member of the Company's Strategic Planning Committee. Mr. Wade was employed by Bassett-Walker, Inc. from 1956 to 1986.

G. WALKER BOX, a founder of the Company, has served as a member of the Board since 1987 and became Chairman of the Company's Board of Directors in January 1996. He is a member of the Company's Nominating Committee and Strategic Planning Committee. Mr. Box was employed by Bassett-Walker, Inc. from 1973 to 1986 when he became the President of Box-Ferrell and Company, the Company's first exclusive sales agent. Mr. Box is President of Box & Company which served as the Company's exclusive sales agent from 1991 until December 1995. Mr. Box is also a member of the Board of Directors of the North Carolina Textile Foundation. Mr. Box is the brother of Kemp D. Box, a Director of the Company.

R. DUKE FERRELL, JR., a founder of the Company, has been the Company's President since January 1992 and its Chief Executive Officer since September 1993. He served as the Company's Executive Vice President and Chief Operating Officer from 1991 until he became President of the Company and is a member of the Board of Directors, serving on its Nominating Committee and Strategic Planning Committee. In 1987, Mr. Ferrell was employed by Box-Ferrell and Company until his employment by Pluma as Executive Vice President and Chief Operating Officer. He was employed by Bassett-Walker, Inc. from 1982 to 1986.

C. MONROE LIGHT, a founder of the Company, has been Vice President of Manufacturing responsible for yarn sourcing and knitting and a Director since 1987. He became an Executive Vice President in January 1996. Mr. Light was employed from 1960 to 1986 by Bassett-Walker, Inc. He serves on the Company's Strategic Planning Committee.


FORREST H. TRUITT, II became Vice President, Treasurer and Chief Financial Officer in March 1996 and became an Executive Vice President in January 1997. From February 1994 until he joined the Company, Mr. Truitt was a self-employed financial consultant. Prior to that time, he served as the Chief Financial Officer of Mayo Yarns, Inc. from September 1993 to February 1994, and Vice President of Finance and Secretary/Treasurer of Vintage Yarns, Inc. from 1982 until 1993.

MILTON A. BARBER, IV became Vice President of Sales and Marketing in January 1996. From July 1991 until December 1995, Mr. Barber served as an Assistant Vice President of Sales and Marketing for Box & Company. Mr. Barber was employed by Bassett-Walker, Inc. from 1987 until 1991.

NANCY B. BARKSDALE is Vice President and Controller. From 1979 to 1983, Ms. Barksdale was a staff accountant for Deloitte & Touche LLP. She received her CPA certification from the Commonwealth of Virginia in 1983. From 1983 until 1987, Ms. Barksdale was employed by Bassett-Walker, Inc. as Assistant Controller. Since 1987, Ms. Barksdale has served as Controller for Pluma, and served as Treasurer from August 1993 until March 1996. She was promoted to Vice President in January 1996.

JEFFREY D. COX became the Company's Vice President of Manufacturing responsible for dyeing and finishing operations in January 1996. Before that date, Mr. Cox served the Company as superintendent of dyeing and finishing from September 1991 through December 1994 and as Assistant Vice President responsible for dyeing and finishing from January 1995 through December 1995. Prior to joining the Company in 1991, he was employed at Ciba-Geigy from February 1989 to August 1991.

DAVID S. GREEN is Vice President of Human Resources. Prior to joining the Company in 1993, Mr. Green had been employed by Sara Lee for 17 years where his most recent title was Director of Employee Relations at the Martinsville, Virginia knitwear division.

WALTER E. HELTON is Vice President of Operations responsible for management information systems and distribution. Before joining the Company in January 1992, Mr. Helton was employed by Sara Lee as Director of Information Systems.

RAYMOND L. REA is Vice President of Manufacturing responsible for all sewing operations. Prior to his employment with the Company in 1987, Mr. Rea had been employed by Bassett-Walker, Inc. for 25 years.

BARRY A. BOWLES became a member of the Board of Directors in 1988 and is the chairman of the Compensation Committee and a member of the Nominating Committee. Mr. Bowles is Chairman of the Board of Directors of Stanley W. Bowles Corporation, a general construction contractor by which he has been employed since 1967.

KEMP D. BOX became a member of the Board of Directors in 1988 and is a member of the Audit Committee. He is a private investor. Mr. Box is the brother of G. Walker Box, who is a Director and executive officer of the Company.

DAVID C. JONES, D.D.S. became a member of the Board of Directors in 1994 and has been engaged in the private practice of orthodontics since 1978. He serves as a member of the Compensation Committee.

WILLIAM K. MILESKI, a founder of the Company, has served as a member of the Board of Directors since 1987 and is a member of the Audit Committee. He was Vice President of the Company responsible for dyeing, finishing and cutting operations from 1987 until he left the Company in December 1995 to found Meritage, LLC, a contract garment-dyeing company.

R. STEPHENS PANNILL became a member of the Board of Directors in 1988 and is the chairman of the Audit Committee and a member of the Nominating Committee. Mr. Pannill is a private investor.

J. ROBERT PHILPOTT, JR. became a director in April 1996. Mr. Philpott is President, Treasurer and a director of Philpott, Ball & Company ("Philpott, Ball") , a private investment banking firm that he co-founded in 1991. Philpott, Ball has served as a financial adviser to the Company since 1991, providing corporate financial advisory services and valuations of Company stock from time to time. Prior to founding Philpott, Ball, Mr. Philpott was a Senior Vice President and Managing Director of Interstate/Johnson Lane, Capital Markets Group. Mr. Philpott is a member of the Compensation and Strategic Planning Committees.

The Board of Directors of the Company (the "Board") is currently composed of ten directors, four of whom are employees of the Company. The Company's Bylaws provide that the Board shall be divided into three classes designed to contain a relatively equal number of members, with the term of each class expiring in successive years. See "Description of Capital Stock -- Board of Directors." Subject to the terms of certain employment agreements to which certain of the executive officers are a party, the Company's executive officers serve at the discretion of the Board. See "Management -- Employment Agreements, Change of Control Arrangements."

COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board of Directors currently has four committees: an Audit Committee, Compensation Committee, Nominating Committee and Strategic Planning Committee.

The Company's Board of Directors established an Audit Committee in March 1994. The responsibilities of the Audit Committee include recommending to the Board of Directors the independent public accountants to be selected to conduct the annual audit of the Company's financial statements, reviewing the proposed scope of such audit and approving the audit fees to be paid. This committee is also responsible for reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent public accountants and the Company's financial and accounting staff and reviewing and approving transactions between the Company and its directors, officers and their affiliates. The Audit Committee consists exclusively of outside directors who are R. Stephens Pannill (chairman), Kemp D. Box and William K. Mileski.

The Company's Board of Directors established a Compensation Committee in April 1989. The Compensation Committee provides a general review of the Company's compensation plans to ensure that they meet corporate objectives. The responsibilities of the Compensation Committee also include administering the Company's Senior Executive Bonus Plan, Sales Incentive Plan, Non-Qualified Deferred Compensation Plan and 1995 Stock Option Plan, including selecting the officers and salaried employees to whom bonuses and stock options will be granted. The Compensation Committee consists exclusively of outside directors who are Barry A. Bowles (chairman), David C. Jones, D.D.S. and J. Robert Philpott, Jr. See "Management -- Compensation Committee, Interlocks and Insider Participation."

The Company's Board of Directors established a Nominating Committee in January 1994. The Nominating Committee is responsible for making recommendations to the Board of Directors concerning executive officer appointments. The Nominating Committee consists of R. Duke Ferrell, Jr. (chairman), Barry A. Bowles, G. Walker Box and R. Stephens Pannill.

The Company's Board of Directors also established a Strategic Planning Committee in October 1996. This Committee is responsible for monitoring industry trends and making recommendations to the Company's Board of Directors regarding Company actions designed to enable the Company to compete effectively in the future. The Strategic Planning Committee consists of G. Walker Box, R. Duke Ferrell, Jr., C. Monroe Light, J. Robert Philpott, Jr. and George G. Wade.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer (the "Named Officers"), for services rendered to the Company during 1996, 1995 and 1994:

                           SUMMARY COMPENSATION TABLE


                                                                              LONG-TERM
                                                                             COMPENSATION
                                                   ANNUAL COMPENSATION        SECURITIES
                                                           (1)                UNDERLYING         ALL OTHER
NAME AND POSITION                        YEAR      SALARY      BONUS (2)     OPTIONS (#)      COMPENSATION (3)
G. Walker Box                            1996(4)  $196,500     $ 229,667            --            $  1,278
  Chairman of the Board                  1995           --            --        44,160                  --
                                         1994           --            --            --                  --

R. Duke Ferrell, Jr.                     1996      196,500       229,667            --               2,200
  President, Chief Executive             1995      192,520       118,164        44,160               1,857
  Officer and Director                   1994      179,925        32,887            --               1,280

George G. Wade                           1996      189,200       221,135            --               5,428
  Chairman Emeritus of the               1995      185,323        80,760        44,160               4,513
  Board, Secretary and Director          1994      179,925        26,309            --               3,023

C. Monroe Light                          1996      168,000       196,357            --               3,304
  Executive Vice President of            1995      153,465        66,877        44,160               2,451
  Manufacturing and Director             1994      146,157        16,546            --               2,242

Milton A. Barber, IV                     1996(5)   165,000        59,348(6)         --                 316
  Vice President of Sales                1995           --            --        14,720                  --
  and Marketing                          1994           --            --            --                  --

(1) Certain of the Company's executive officers receive personal benefits in addition to salary and cash bonuses, including car allowances. The aggregate amount of such personal benefits, however, do not exceed the lesser of $50,000 or 10.0% of the total of the annual salary and bonus reported for the named executive officer.

(2) Bonuses are reflected in the year in which they are earned and are paid in the following year.

(3) These amounts represent the Company's contribution to the Company's 401(k) plan and the payment of premiums on split-dollar life insurance policies owned by the employee.

(4) On January 1, 1996, G. Walker Box became the Chairman of the Company's Board of Directors and an employee of the Company. Prior to that date, Mr. Box was not a paid employee of the Company.

(5) On January 1, 1996, Milton A. Barber, IV became a Vice President of the Company in charge of sales and marketing. Prior to that date, Mr. Barber was not employed by the Company.

(6) Mr. Barber is a participant in the Company's Senior Executive Bonus Plan and Sales Incentive Plan.

PLUMA'S SENIOR EXECUTIVE BONUS PLAN

The Company's Compensation Committee administers Pluma's Senior Executive Bonus Plan (the "Bonus Plan"), which is designed to create incentive for participants in the Bonus Plan to increase Company profitability. Participants in the Bonus Plan are stratified by the Compensation Committee into one of two tiers, based upon the executive's responsibility, past performance with the Company and possible impact on Company profitability as a result of his or her executive position with the Company. Ten executives participated in the Bonus Plan in 1996 (the "Participants").


The "Bonus Pool" available for distribution is determined by reference to the Company's fiscal year end pre-tax income before bonuses are paid under the Bonus Plan, as adjusted by adding back to such pre-tax income the Participants' base salaries paid for the year for which bonuses are calculated. In 1996, a percentage of this adjusted pre-tax income was the "Compensation Pool" from which the "Bonus Pool" was determined; however, this percentage could be increased or decreased, at the discretion of the Compensation Committee, to adjust for increases or decreases in the number of Participants. The "Bonus Pool" is equal to the amount of the "Compensation Pool" less the sum of all base salaries paid to the Participants for the year in which bonuses are calculated.



The Compensation Committee allocates the "Bonus Pool" between the two tiers described above in a discretionary manner, with consideration given to the number of Participants in each tier as determined at the sole discretion of the Compensation Committee. In addition, the Compensation Committee and the Board may grant to the tier 1 Participants an extraordinary bonus ("Bonus Percentage") equal to a percentage (as determined by the Compensation Committee) of any annual pre-tax profits earned in excess of a pre-determined pre-tax profit level (the "Profit Target"). This Bonus Percentage was 10% of pre-tax profits in excess of the profit target in 1996, however, the Bonus Percentage shall be determined annually at the discretion of the Compensation Committee. The Profit Target is determined in the early part of each fiscal year at the discretion of the Compensation Committee.


Notwithstanding the formulization of the process used to determine bonuses under the Bonus Plan, the Compensation Committee is allowed discretion to consider or disregard extraordinary items, usually of a one-time nature, that might either increase or decrease the amount of the "Compensation Pool."

PLUMA'S SALES INCENTIVE PLAN

The Company's Compensation Committee administers Pluma's Sales Incentive Plan (the "Sales Incentive Plan") which is designed to create incentive for the Company's sales staff to increase customer sales. Each year, the Company's Compensation Committee establishes a base level of annual sales volume (the "Sales Threshold") upon which the incentive sales bonus is calculated. At each fiscal year end, the Company subtracts the Sales Threshold from the Company's actual total net sales for such year. This difference (the "Bonus Base") is the base amount upon which bonuses are determined for the Company's salespeople. In the event the Company's actual net sales for a fiscal year exceed the Sales Threshold, then each Company salesperson is entitled to the payment of a bonus determined by multiplying his or her base annual salary by a fraction, the numerator of which is the Bonus Base and the denominator of which is the Sales Threshold. The Sales Threshold is determined annually by the Company's Board of Directors after a recommendation from its Compensation Committee.

EMPLOYMENT AGREEMENTS, CHANGE OF CONTROL ARRANGEMENTS

Pursuant to employment contracts dated December 19, 1996 (the "Employment Agreements"), George G. Wade, R. Duke Ferrell, Jr., G. Walker Box, C. Monroe Light, David S. Green, Walter E. Helton, Raymond L. Rea, Nancy B. Barksdale, Forrest H. Truitt, II, Jeffrey D. Cox and Milton A. Barber, IV (each an "employee") are employed by the Company in their various executive capacities. Each of these Employment Agreements, if not sooner terminated (for reasons of death, disability, change of control or "for cause"), terminates on December 18, 1998. Thereafter an employee's employment may continue until terminated by the Company or the employee. Under the Employment Agreements, these individuals are entitled to annual bonus payments pursuant to Pluma's Senior Executive Bonus Plan and all benefits made available to other senior executives under any employee benefit plans including the Company's 401(k) Plan, medical expense reimbursement plans, group life, health, accident, medical, hospitalization and disability insurance plans. Currently, no senior executive is the beneficiary of any such plans not made available to all Pluma employees except for Pluma's Senior Executive Bonus Plan, Non-Qualified Deferred Compensation Plan, Sales Incentive Plan (with respect to the Company's salespeople) and the split-dollar insurance policies referenced in note (3) to the Summary Compensation Table.

The Company or the employee may terminate his or her Employment Agreement upon a "change of control" of the Company. A change of control shall mean the occurrence of any one of the following events:

    (1) if any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Act") (other than the Company, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan of the Company), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 50.0% or more of either (a) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("Voting Securities"), or (b) the then outstanding shares of the Company (in either such case other than as a result of acquisition of securities directly from the Company); or

    (2) if the majority of those persons who, as of January 1, 1996, constituted the Company's Board of Directors (the "Incumbent Directors") cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board of Directors, provided that any person becoming a director of the Company subsequent to January 1, 1996, whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors or Directors chosen by the Incumbent Directors shall be considered an Incumbent Director; or

    (3) if the shareholders of the Company shall approve (a) any consolidation or merger of the Company where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate 50.0% of the voting shares of the corporation issuing cash securities in the consolidation or merger (or of its ultimate parent corporation, if any), (b) any sale, lease, exchange or other conveyance, in a transaction or series of transactions of all or substantially all of the assets of the Company, or (c) any plan or proposal for the liquidation or dissolution of the Company.

Upon termination of the Employment Agreements after a "change of control," if the employee is eligible (as defined below), the Company shall:

    (1) Within 30 days after termination, pay to the employee an amount, in cash, equal to: (a) three times the employee's (i) average annual salary for the 36-month period prior to such change of control and (ii) any bonuses received during the 18 months preceding the effective date of the change of control, less (b) 1/36 of the amount calculated in (a) above for each month that the employee remains employed with the Company following the effective date of the change of control; and

    (2) Continue the medical, disability and life insurance benefits the employee was receiving at the time of termination for a period of 36 months after termination of employment or, if earlier, until the employee has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of the successor employer. Coverage under the Company's medical, disability and life insurance programs shall cease with respect to each such program as the employee becomes eligible for the medical, disability and life insurance programs, if any, of the successor employer. During the first 18 months of such 36-month period, the Company shall be responsible for the costs associated with continued insurance coverage for the employee, but only to the extent it would have been responsible for such costs if the employee was still employed by the Company. The employee shall be responsible for the remaining costs. If at the end of 18 months, the employee is still afforded medical, disability and life insurance coverage under the Company's insurance programs, the Company shall arrange to provide continued coverage under said programs, but the employee will be responsible for the total cost of all such continued coverage after the first 18-month period.

The employee is eligible for the benefits provided above, unless the Company or the Company's successor, after a change of control, offers the employee a bona fide employment contract for a term that would expire no earlier than three years after the effective date of the change of control under the terms of which the employee would perform the same duties for the same or greater levels of compensation as were afforded under the terms of the Employment Agreements, and the employee rejects the offer.

The employee's employment may also be terminated under the Employment Agreement in the event of death, "for cause" or, at the Company's election, in the event of the employee's long-term disability. In the event of the death of the employee during employment, the following payments shall be made to the employee's designated beneficiary, or, in the absence of such designation, to the estate or other legal representative of the employee: (i) base salary for the month in which death occurs, and (ii) such bonuses (if any) as have been earned and not paid at the time of death. Any rights and benefits the employee or his/her estate or any other person may have under employee benefit plans and programs of the Company generally applicable in the event of the employee's death shall be determined in accordance with the terms of such plans and programs. Except as provided in the Employment Agreement, neither the employee's estate nor any other person shall have any rights or claims against the Company in the event of the death of the employee during employment.

Upon termination for cause, the employee shall receive his or her base salary only through the date of termination, and neither the employee nor any other person shall be entitled to any further payments from the Company for salary, unpaid bonuses or any other amounts. Any rights and benefits the employee may have under employee benefit plans and programs of the Company generally following a termination of the employee's employment for cause shall be determined in accordance with the terms of such plans and programs.

In the event of the employee's disability during his or her employment under the Employment Agreement, employment may be terminated by the Company. For the first three months following termination of employment due to disability, the employee shall be paid the base salary in effect at the time of the commencement of disability. Thereafter, the employee shall be entitled to benefits in accordance with and subject to the terms and provisions of the Company's long-term disability plan for senior management employees, as in effect at the time of the commencement of disability. If, during the three-month period following a termination of employment because of disability in which salary continuation payments are payable by the Company, the employee becomes re-employed (whether as an employee, partner, consultant or otherwise), any salary or other remuneration or benefits earned by him or her from such employment or engagement shall not offset any payments due the employee from the Company as the result of disability.

The Board of Directors believes that these Employment Agreements will enable key employees to conduct Company business with less concern for personal economic risk when faced with a possible change of control. Furthermore, it is the opinion of Pluma's Board of Directors that these agreements also should enhance the Company's ability to attract new key executives as needed.

FISCAL YEAR-END OPTION HOLDINGS

The following table sets forth information regarding the exercisable and unexercisable options to acquire Common Stock held at December 31, 1996 by the Named Officers.

These values have not been, and may never be, realized, as these options have not been, and may never be, exercised. Actual gains, if any, upon exercise will depend on the value of Common Stock on the date of any exercise of options. No options were exercised in 1996.

                       AGGREGATED OPTION EXERCISES IN THE
                   LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                                                                      UNEXERCISED
                                                                                                      IN-THE-MONEY
                                                                    UNEXERCISED OPTIONS                OPTIONS AT
                                                                       AT FY-END (#)                   FY-END (1)
NAME                                                           EXERCISABLE       UNEXERCISABLE         EXERCISABLE
G. Walker Box                                                        8,832              35,328        $         --
George G. Wade                                                      44,160                  --                  --
R. Duke Ferrell, Jr.                                                 8,832              35,328                  --
C. Monroe Light                                                      8,832              35,328                  --
Milton A. Barber, IV                                                 2,944              11,776                  --


NAME                                                          UNEXERCISABLE
G. Walker Box                                                $           --
George G. Wade                                                           --
R. Duke Ferrell, Jr.                                                     --
C. Monroe Light                                                          --
Milton A. Barber, IV                                                     --


(1) Value of unexercised in-the-money options at fiscal year-end is the difference between the exercise or base price of such options and an assumed initial public offering price of $13.00 per share.

COMPENSATION OF DIRECTORS

Each non-employee director of the Company receives $10,000 annually for serving as a director, $750 for each board meeting attended and $500 for each meeting of any committee of the board attended, except that the Chairman of each committee is paid $750 for each meeting of his committee which he attends. In addition, directors may be compensated through stock options. See "Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 1996, the Company's Compensation Committee consisted of Barry A. Bowles (chairman), David C. Jones, D.D.S. and J. Robert Philpott, Jr. Until April 10, 1996, G. Walker Box also served as a member of this committee.

On December 29, 1995, pursuant to an Agreement of Termination and Release, the Company terminated the Sales and Marketing Agreement with Box & Company by paying to Box & Company a cancellation payment in the amount of $2.0 million. The Company paid Box & Company $1,000 on December 29, 1995, and the balance on January 30, 1996, pursuant to a promissory note given as a part of the termination payment. In addition to the $2.0 million termination payment, the Company paid Box & Company all commissions due under the Sales and Marketing Agreement for shipments made by the Company to customers prior to December 31, 1995 ("Final Commissions"). The amount of the Final Commissions was $152,418, which was paid in full on February 5, 1996. Also, as part of the negotiated settlement related to this termination, Pluma assumed the risk of all customer returns of products previously shipped (for which commissions had been paid) and waived any further right of offset against sums due Box & Company as the result of uncollected accounts receivable due from Pluma's customers (on which commissions had been paid previously), including the 20/20 Sport accounts receivable. For a discussion of the 20/20 Sport accounts receivable, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

North Bowles Partnership is a general partnership of which Barry A. Bowles, a director of Pluma and chairman of its Compensation Committee, owns a 33.0% general partnership interest.

On June 10, 1989, the Company entered into a lease with North Bowles Partnership for a building located in Martinsville, Virginia, to operate a distribution center. On December 1, 1990, this lease was amended to add 67,500 square feet to the building subject to the original lease. The building now contains 181,550 square feet. Rental expense for 1996 was $52,026 per month, or a total of $624,312 annually. Rental payments increase with any annual increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers. The term of this lease is 20 years. As additional rent, the Company is responsible for paying 75.0% of the increase in taxes and insurance premium payments due on this property. This lease grants the Company the option to purchase the distribution center at the end of the fifth year, tenth year and fifteenth year of the lease term, as well as at the end of the lease term in June 2009, at a price to be agreed upon by the parties, or if no agreement can be reached, at a price determined by appraisers.

On December 1, 1995 the Company entered into a lease with North Bowles Partnership for a 83,200 square foot building that is being utilized by the Company as a warehouse, packaging facility and the Company's management information systems location. Seven hundred square feet of additional office space was recently added to this facility. Rent is payable in monthly installments of $14,500. This lease terminates on February 1, 1998.

On February 1, 1996, the Company entered into a lease with North Bowles Partnership for a 200,000 square foot building that is being utilized by the Company as a warehouse and distribution facility. Annual rental on this facility is $384,000 payable in equal monthly installments of $32,000. This lease terminates on July 31, 1998. As additional rent, the Company is responsible for paying any increase in North Bowles Partnership's taxes and insurance premiums related to the property in excess of 1995 levels.

For the year ended December 31, 1996, the Company paid Stanley Bowles Corporation $478,646 for services rendered in connection with the installation of a new conveyor system linking two of the Company's distribution facilities. This payment included the cost of the equipment, labor and materials utilized for installation. Stanley Bowles Corporation is a corporation of which Barry A. Bowles, a director of Pluma and the chairman of its Compensation Committee, owns 20% of the voting stock.

For the year ended December 31, 1996 the Company paid Diversified Distribution, Inc. $223,338 in fees related to contract services rendered to the Company for packaging and preparing Company products for shipment. These services were contracted for on a job-by-job basis as needed during busy delivery times. The Company has no long-term contract for such services. Barry A. Bowles owns 22.5% of the Common Stock of Diversified Distribution, Inc.

The Company paid Philpott, Ball $120,000 of advisory fees plus out-of-pocket expenses during 1996 pursuant to a contract for financial advisory services. The Company has signed a similar contract, requiring the payment of $120,000 during 1997. Philpott, Ball's advisory services performed or to be performed under these agreements include negotiating with underwriters regarding pricing of the Company's stock in a public offering and other matters related thereto, coordinating selling shareholders in the Company's public offering, assisting in the preparation of "road-shows" for any public offering, assisting the Company with strategic planning, executive compensation and benefits, financial forecasting and acquisition inquiries. J. Robert Philpott, Jr., a director of the Company, owns 50.0% of the outstanding equity interests in Philpott, Ball.


With reference to all of the transactions described above, the Company followed its policy set forth in its Bylaws related to transactions with its directors ("Interested Directors"). The Company's Bylaws require that any transaction or series of transactions between the Company and an Interested Director in which such Interested Director may receive either directly or indirectly, (through an entity with which the director is affiliated as a shareholder, partner, director, officer, employee or agent) compensation or benefits of more than $25,000 within a twelve-month period be first considered by the Company's Board of Directors (without the involvement of the Interested Director and any of his family members who may be directors) and determined by them that the terms of such transaction(s) are on terms at least equal to, if not better than, terms which the Company could have received from a party unaffiliated with the Company. Although transactions in the ordinary course of the Company's business can be exempted from this requirement, the transactions described above were not in the ordinary course of business and were on terms at least equal to, if not better than, the terms the Company could have received from a nonaffiliated party.


STOCK OPTION PLAN

In May 1995, the Company and its shareholders adopted the Pluma, Inc. 1995 Stock Option Plan (the "1995 Stock Option Plan"), which provides for the issuance of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and non-qualified stock options to purchase an aggregate of up to 515,200 shares of Common Stock. The 1995 Stock Option Plan permits the grant of options to officers, employees, directors and independent contractors of the Company and their employees.

The 1995 Stock Option Plan is administered by the Company's Compensation Committee, of which all voting members are "disinterested persons" within the meaning of Rule 16b-3 under the Act, as amended (the "Committee"). Each option is evidenced by written agreement in a form approved by the Committee. No options granted under the 1995 Stock Option Plan are transferable by the optionee other than by will or by the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee.

Under the 1995 Stock Option Plan, the exercise price of an incentive stock option must be at least equal to 100.0% of the fair market value of the Common Stock on the date of grant (110.0% of the fair market value in the case of options granted to employees who hold more than ten percent of the voting power of the Company's capital stock on the date of grant). The exercise price of a non-qualified stock option is the same as for incentive stock options. The term of an incentive or non-qualified stock option is not to exceed ten years (five years in the case of an incentive stock option granted to a ten percent Pluma shareholder). The Committee has the discretion to determine the vesting schedule and the period required for full exercisability of stock options, and all options granted under the Plan to date have contained a 20.0% per year vesting schedule, except for options granted to George G. Wade and to a former director, who became 100% vested in all option shares granted to them under the 1995 Stock Option Plan at the time of the grant. Upon exercise of any option granted under the 1995 Stock

Option Plan, the exercise price may be paid in cash, and/or such other form of payment as may be permitted under the applicable option agreement, including, without limitation, previously owned shares of Common Stock.

EMPLOYEE BENEFIT PLANS

In 1991, the Company adopted the Pluma, Inc. 401(k) Retirement Savings Plan (the "401(k) Plan"), which is intended to be qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. To be eligible, an employee must have been employed by the Company for at least one year. The 401(k) Plan permits employees who have completed one year of service to defer up to 10.0% of their annual compensation into the 401(k) Plan, provided, the total amount of compensation deferred in any year does not exceed the maximum amount allowed under law (which sum is adjusted annually). Additional annual contributions may be made at the discretion of the Company, and matching contributions may be made by the Company up to a maximum of 6.0% of a participating employee's annual compensation. To date, Company matching contributions have equaled $0.35 for every $1.00 contributed by the employee. Contributions made by the Company vest after two years of employment.

Effective December 19, 1996, the Company adopted a Non-Qualified Deferred Compensation Plan for certain selected key executives and for certain of its Directors. This plan is designed to mirror the 401(k) Plan. Key executive employees and directors chosen to participate in this plan are selected by the Compensation Committee of the Company's Board of Directors. The purposes of this plan is to provide certain directors and selected key executives of the Company the opportunity to defer elements of their compensation which might not otherwise be deferrable under other Company plans, including the 401(k) Plan, to receive the benefit of additions to their deferral comparable to those obtainable under the 401(k) Plan in the absence of certain restrictions and limitations in the Internal Revenue Code, and to provide the directors with benefits similar to the 401(k) Plan (absent certain restrictions and limitations) were they eligible to participate in such 401(k) Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 29, 1995, pursuant to an Agreement of Termination and Release, the Company terminated the Sales and Marketing Agreement with Box & Company by paying to Box & Company a termination payment in the amount of $2.0 million. The Company paid Box & Company $1,000 on December 29, 1995, and the balance on January 30, 1996, pursuant to a promissory note given as payment for the termination payment. In addition to the $2.0 million termination payment, the Company paid Box & Company all commissions due under the Sales and Marketing Agreement for shipments made by the Company to customers prior to December 31, 1995 ("Final Commissions"). The amount of the Final Commissions was $152,418, which was paid in full on February 5, 1996. Also, as part of the negotiated settlement related to the termination, Pluma assumed the risk of all customer returns of products previously shipped (for which commissions had been paid) and waived any further right of offset against sums due Box & Company as the result of uncollected accounts receivable due from Pluma's customers (on which commissions had been paid previously), including the 20/20 Sport accounts receivable. For a discussion of the 20/20 Sport accounts receivable, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

North Bowles Partnership is a general partnership of which Barry A. Bowles, a director of Pluma and a member of its Compensation Committee, owns a 33.0% general partnership interest.

On June 10, 1989, the Company entered into a lease with North Bowles Partnership for a building located in Martinsville, Virginia, to operate a distribution center. On December 1, 1990, this lease was amended to add 67,500 square feet to the building subject to the original lease. The building now contains 181,550 square feet. Rental expense for 1996 was $52,026 per month, or a total of $624,312 annually. Rental payments increase with any annual increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers. The term of this lease is 20 years. As additional rent, the Company is responsible for paying 75.0% of the increase in taxes and insurance premium payments due on this property. This lease grants the Company the option to purchase the distribution center at the end of the fifth year, tenth year and fifteenth year of the lease term, as well as at the end of the lease term in June 2009, at a price to be agreed upon by the parties, or if no agreement can be reached, at a price determined by appraisers.

On December 1, 1995, the Company entered into a lease with North Bowles Partnership for a 83,200 square foot building that is being utilized by the Company as a warehouse, packaging facility and management information systems location. Seven hundred square feet of additional office space was recently added to this facility. Rent is payable in monthly installments of $14,500. This lease terminates on February 1, 1998.

On February 1, 1996, the Company entered into a lease with North Bowles Partnership for a 200,000 square foot building that is being utilized by the Company as a warehouse and distribution facility. Annual rental on this facility is $384,000 payable in equal monthly installments of $32,000. This lease terminates on July 31, 1998. As additional rent, the Company is responsible for paying any increase in North Bowles Partnership's taxes and insurance premiums related to the property in excess of 1995 levels.

For the year ended December 31, 1996, the Company paid Stanley Bowles Corporation $478,646 for services rendered in connection with the installation of a new conveyor system linking two of the Company's distribution facilities. This payment included the cost of the equipment and labor and materials utilized for installation. Stanley Bowles Corporation is a corporation of which Barry A. Bowles, a director of Pluma and a member of its Compensation Committee, owns 20% of the voting stock.

For the year ended December 31, 1996, the Company paid Diversified Distribution, Inc. $223,338 in fees related to contract services rendered to the Company for packaging and preparing Company products for shipment. These services were contracted for on a job-by-job basis as needed during busy delivery times. The Company has no long term contract for such services. Barry A. Bowles owns 22.5% of the Common Stock of Diversified Distribution, Inc.

The Company paid Philpott, Ball $120,000 of advisory fees plus out-of-pocket expenses during 1996 pursuant to a contract for financial advisory services. The Company has signed a similar contract, requiring the payment of $120,000 during 1997. Philpott, Ball's advisory services performed or to be performed under these agreements include negotiating with underwriters regarding pricing of the Company's stock in a public offering and other matters related thereto, coordinating selling shareholders in the Company's public offering, assisting in the preparation of "road-shows" for any public offering, assisting the Company with strategic planning, executive compensation and benefits, financial forecasting and acquisition inquiries. J. Robert Philpott, Jr., a director of the Company, owns 50.0% of the outstanding equity interests in Philpott, Ball.

For the year ended December 31, 1996, the Company paid $42,776 to Meritage, LLC for special contract dyeing services. In addition, in 1996, the Company had sales of fleece activewear totaling $80,005 to Meritage LLC. Meritage LLC is a limited liability company principally owned by William K. Mileski, a director of Pluma and a member of the Company's Audit Committee.


With reference to all of the transactions described above, the Company followed its policy set forth in its Bylaws related to transactions with its directors ("Interested Directors"). The Company's Bylaws require that any transaction or series of transactions between the Company and an Interested Director in which such Interested Director may receive either directly or indirectly, (through an entity with which the director is affiliated as a shareholder, partner, director, officer, employee or agent) compensation or benefits of more than $25,000 within a twelve month period be first considered by the Company's Board of Directors (without, the involvement of the Interested Director and any of his family members who may be directors) and determined by them that the terms of such transaction(s) are on terms at least equal to, if not better than, terms which the Company could have received from a party unaffiliated with the Company. Although transactions in the ordinary course of the Company's business can be exempted from this requirement, the transactions described above were not in the ordinary course of business and were on terms at least equal to, if not better than, the terms the Company could have received from a nonaffiliated party.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby with respect to (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors and the Named Officers and (iii) all directors and executive officers as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

                                             SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING                                        SHARES
                                                                                                         BENEFICIALLY
                                                                                                         OWNED
                                                                                                           AFTER
                                                                               SHARES TO BE SOLD         OFFERING
NAME (1)                                     NUMBER          PERCENT (2)             NUMBER               NUMBER
G. Walker Box                                 877,185(3)(4)        16.15%                 --               794,061(4)
R. Duke Ferrell, Jr.                          568,036(3)(5)        10.46%              4,151               513,621(5)
George G. Wade                                511,442(6)            9.41%             76,381               423,561
Kemp D. Box                                   415,974(7)(8)         7.66%                 --               383,114(7)
  Post Office Box 6822
  Columbia, SC 29260
David C. Jones, D.D.S.                        378,956(7)(9)         6.98%             25,515               353,441
  25 E. Cleveland Ave., Suite E
  Martinsville, VA 24112
William K. Mileski                            338,238(7)(10)        6.23%             78,304               259,934
  Meritage
  P.O. Box 1198
  Mooresville, NC 28115
C. Monroe Light                               298,482(3)(11)        5.49%             17,068               281,414
R. Stephens Pannill                           263,226(7)(12)        4.85%             18,985               244,241
  835 Colville Road
  Charlotte, NC 28207
Barry A. Bowles                               150,864(7)(13)        2.78%             10,825               140,039
  Stanley W. Bowles Corp.
  Post Office Box 4706
  Martinsville, VA 24115
Milton A. Barber, IV                           18,190(7)             .33%                 --                18,190
J. Robert Philpott, Jr.                            --(14)             --                  --                    --
  Philpott, Ball & Company
  212 S. Tryon Street, Suite 1050
  Charlotte, NC 28281
All directors and executive                 3,542,155              65.20%            231,229(15)         3,216,302
  officers as a group (17 persons)

NAME (1)                                   PERCENT (2)
G. Walker Box                                   10.01%(4)
R. Duke Ferrell, Jr.                             6.47%(5)
George G. Wade                                   5.34%(5)
Kemp D. Box                                      4.93%(7)
  Post Office Box 6822
  Columbia, SC 29260
David C. Jones, D.D.S.                           4.46%
  25 E. Cleveland Ave., Suite E
  Martinsville, VA 24112
William K. Mileski                               3.28%
  Meritage
  P.O. Box 1198
  Mooresville, NC 28115
C. Monroe Light                                  3.55%
R. Stephens Pannill                              3.08%
  835 Colville Road
  Charlotte, NC 28207
Barry A. Bowles                                  1.77%
  Stanley W. Bowles Corp.
  Post Office Box 4706
  Martinsville, VA 24115
Milton A. Barber, IV                              .23%
J. Robert Philpott, Jr.                             --
  Philpott, Ball & Company
  212 S. Tryon Street, Suite 1050
  Charlotte, NC 28281
All directors and executive                     40.54%
  officers as a group (17 persons)


(1) Except as otherwise noted, the address of each person who is a director, executive officer, or five percent shareholder of the Company is c/o Pluma, Inc., 801 Fieldcrest Road, Eden, North Carolina 27288.

(2) Prior to the Offering, the percentages calculated are based on 5,315,797 shares issued and outstanding as of the date hereof plus 117,171 shares subject to presently exercisable stock options issued under the Company's Stock Option Plan (the "Option Shares"), a total of 5,432,968 shares. As of the date of the closing of the Offering, the percentages calculated are based on 7,815,797 shares issued and outstanding plus 117,171 Option Shares, a total of 7,932,968 shares.

(3) Includes 8,832 shares issuable upon the exercise of options that have vested (does not include 35,328 shares issuable upon the exercise of options that have not yet vested).

(4) Includes (a) 23,552 shares owned by the George Walker Box Family Trust of which G. Walker Box is the trustee and has sole voting and investment power; (b) 237,687 shares owned by Box, Ferrell & Co. of which Mr. Box shares voting power and investment power equally with R. Duke Ferrell, Jr. -- these shares are included in both Mr. Box's and Mr. Ferrell's beneficially owned shares; (c) 46,758 shares owned by Mr. Box as custodian for his minor children living in his household; (d) 100,995 shares owned by the George Henry Box, Jr. Revocable Trust dated April 27, 1992 of which Mr. Box as Co-trustee, shares voting and investment power equally with Kemp D. Box -- these shares are included in both Mr. Box's and Kemp D. Box's beneficially owned shares; and (e) 16,240 shares owned by Mr. Box's wife of which shares Mr. Box disclaims beneficial ownership. Although Mr. Box individually is not selling any shares of Common Stock in this Offering, Box Ferrell & Co., a corporation owned 50% by Mr. Box is selling 50,264 shares of Common Stock and the George Henry Box, Jr. Revocable Trust of which Mr. Box is a Co-Trustee is selling 32,860 shares of Common Stock in this Offering and therefore Mr. Box's Beneficially Owned Shares will be reduced as a result of the Offering.



(5) Includes (a) 237,687 shares owned by Box, Ferrell & Co. of which Mr. Ferrell shares voting power and investment power equally with G. Walker Box -- these shares are included in both Mr. Ferrell's and Mr. Box's beneficially owned shares; (b) 19,636 shares held by Mr. Ferrell as custodian for his minor children living in his household; (c) 4,740 shares held by Mr. Ferrell's Individual Retirement Account; and (d) 20,019 shares owned of record by Mr. Ferrell's wife of which shares Mr. Ferrell disclaims beneficial ownership. Mr. Ferrell's beneficially owned Shares of Common Stock will be reduced by 50,264 shares as the result of the sale by Box Ferrell & Co. of 50,264 shares of Common Stock in the Offering.


(6) Includes (a) 44,160 shares issuable upon the exercise of options that are currently exercisable; and (b) 85,376 shares owned by Mr. Wade's wife. Mr. Wade disclaims beneficial ownership of the shares owned by his wife. Does not include 589 shares owned by Mr. Wade's adult children who do not reside in his household.

(7) Includes 2,944 shares issuable upon the exercise of options that are currently exercisable (does not include 11,776 shares issuable upon the exercise of options that have not yet vested).


(8) Includes (a) 100,995 shares owned by the George Henry Box, Jr. Revocable Trust dated April 27, 1992 of which Mr. Box as Co-trustee, shares voting and investment power equally with G. Walker Box -- these shares are included in both Mr. Box's and G. Walker Box's beneficially owned shares; (b) 23,552 shares owned by the Kemp D. Box Family Trust, of which Mr. Box is the trustee and has sole voting and investment power; (c) 4,465 shares owned by Mr. Box's wife; (d) 18,468 shares owned by Mr. Box's wife as trustee for trusts for her and Mr. Box's minor children living in Mr. Box's household; and (e) 43,356 shares owned by Mr. Box's wife as trustee for the Kemp D. Box Descendants' Trust. Mr. Box disclaims beneficial ownership of all shares beneficially owned by his wife. Although Mr. Box individually is not selling any shares of Common Stock in this Offering, the George Henry Box, Jr. Revocable Trust of which Mr. Box is a co-trustee is selling 32,860 of Common Stock in this Offering and therefore Mr. Box's beneficially owned Shares of Common Stock will be reduced as a result of the Offering.



(9) Includes 31,100 shares owned by his Individual Retirement Account, but does not include 36,108 shares owned by the David C. Jones Foundation, the trustees of which are Dr. Jones' wife, Karen Jones, and Philip G. Gardner.


(10) Includes 22,080 shares owned by Mr. Mileski's wife of which shares Mr. Mileski disclaims beneficial ownership. Does not include 3,165 shares owned by Mr. Mileski's adult children who do not reside in his household.

(11) Includes 58,880 shares owned by Mr. Light's wife of which shares Mr. Light disclaims beneficial ownership. Does not include 8,689 shares owned by Mr. Light's adult children who do not reside in his household and 5,888 shares owned by Mr. Light's grandchildren who do not reside in his household.

(12) Includes (a) all of the 257,600 shares Mr. Pannill owns of record with his wife as a joint tenant with right of survivorship; and (b) 2,682 shares owned by Mr. Pannill's wife of which shares Mr. Pannill disclaims beneficial ownership.

(13) Includes 1,472 shares held by Mr. Bowles' Individual Retirement Account. Does not include 29 shares owned by Mr. Bowles' adult children who do not reside in his household and does not include 11,482 shares owned by the Barry A. Bowles Irrevocable Trust of which John L. Gregory III is the trustee.

(14) Does not include 14,720 shares issuable upon the exercise of options that have not yet vested.


(15) Does not include 50,264 shares sold by Box & Co., a corporation owned solely by G. Walker Box and R. Duke Ferrell, Jr. and 32,860 shares of Common Stock being sold by the George Henry Box, Jr. Revocable Trust of which G. Walker Box and Kemp D. Box are Co-Trustees.

                              SELLING SHAREHOLDERS

The Selling Shareholders listed in the table below have agreed to sell the number of shares of Common Stock set forth opposite their respective names. The table sets forth information with respect to beneficial ownership of the Common Stock by the Selling Shareholders immediately prior to the consummation of the Offering and as adjusted to reflect the sale of shares of Common Stock pursuant to the Offering. The Selling Shareholder's position, office or other material relationship with the Company for the last three years is also stated. All information with respect to beneficial ownership has been furnished by the respective Selling Shareholders.

                                                                                                           BENEFICIAL
                                                                                                           OWNERSHIP
                                                  BENEFICIAL OWNERSHIP                                      AFTER
                                                    PRIOR TO OFFERING             SHARES TO BE SOLD        OFFERING
NAME                                            NUMBER         PERCENT (1)           IN OFFERING            NUMBER
M.J. Soffe Company                             193,593                3.56%            193,593                   0
  President, James F. Soffe, former director
William K. Mileski                             338,238(2)(3)          6.23%             78,304             259,934
  Former Executive Vice President and
  current Director
George G. Wade                                 511,442(4)             9.41%             76,381             423,561
  Chairman Emeritus of Board of Directors
  and Secretary
George Henry Box, Jr. Revocable Trust, G.      100,995                1.86%             32,860              68,135
  Walker Box and Kemp D. Box, Trustees, G.
  Walker Box is Chairman of the Board of
  Directors, Kemp D. Box is a director
David C. Jones, D.D.S.                         378,956(2)(5)          6.98%             25,515             353,441
  Director
R. Duke Ferrell, Jr.                           568,036(6)(7)         10.46%              4,151             513,621
  President, Chief Executive Officer and
  Director
R. Stephens Pannill                            263,226(2)(8)          4.85%             18,985             244,241
  Director
C. Monroe Light                                298,482(6)(9)          5.49%             17,068             281,414
  Executive Vice President and Director
Barry A. Bowles                                150,864(2)(10)         2.78%             10,825             140,039
  Director
Box Ferrell & Co.                              237,687                4.37%             50,264             187,423
  solely owned by G. Walker Box, Chairman of
  the Board and R. Duke Ferrell, Jr.,
  President and Chief Executive Officer
Stanley Bowles, Jr.                            194,843                3.59%             12,470             182,373
David W. Bowles                                146,814                2.70%             11,040             135,774
Barbara A. Wade                                511,442(11)            9.41%             11,500             499,942
M. T. Associates                               126,066                2.32%             10,085             115,981
T. S. Partners                                 206,447                3.80%             16,516             189,931
S&J Investments                                178,162                3.28%             14,253             163,909
Walter G. Light                                 60,253                1.11%              4,821              55,432
Novellia D. Light                               58,880                1.08%              4,710              54,170
John D. Soffe                                   48,561                 .89%              3,680              44,881
Calabras of America, Inc.                       37,231                 .69%              2,979              34,252


NAME                                          PERCENT (1)
M.J. Soffe Company                                 0.00%
  President, James F. Soffe, former director
William K. Mileski                                 3.28%
  Former Executive Vice President and
  current Director
George G. Wade                                     5.34%
  Chairman Emeritus of Board of Directors
  and Secretary
George Henry Box, Jr. Revocable Trust, G.           .86%
  Walker Box and Kemp D. Box, Trustees, G.
  Walker Box is Chairman of the Board of
  Directors, Kemp D. Box is a director
David C. Jones, D.D.S.                             4.46%
  Director
R. Duke Ferrell, Jr.                               6.47%
  President, Chief Executive Officer and
  Director
R. Stephens Pannill                                3.08%
  Director
C. Monroe Light                                    3.55%
  Executive Vice President and Director
Barry A. Bowles                                    1.77%
  Director
Box Ferrell & Co.                                  2.36%
  solely owned by G. Walker Box, Chairman of
  the Board and R. Duke Ferrell, Jr.,
  President and Chief Executive Officer
Stanley Bowles, Jr.                                2.30%
David W. Bowles                                    1.71%
Barbara A. Wade                                    6.30%
M. T. Associates                                   1.46%
T. S. Partners                                     2.39%
S&J Investments                                    2.07%
Walter G. Light                                     .70%
Novellia D. Light                                   .68%
John D. Soffe                                       .57%
Calabras of America, Inc.                           .43%


(1) Prior to the Offering, the percentages calculated are based on 5,315,797 shares issued and outstanding as of the date hereof plus 117,171 Option Shares, a total of 5,432,968 shares. As of the date of closing of the Offering, the percentages calculated are based on 7,815,797 shares issued and outstanding plus 117,171 Option Shares, a total of 7,932,968 shares.

(2) Includes 2,944 shares issuable upon the exercise of options that are currently exercisable (does not include 11,776 shares issuable upon the exercise of options that have not yet vested).

(3) Includes 22,080 shares owned by Mr. Mileski's wife of which shares Mr. Mileski disclaims beneficial ownership. Does not include 3,165 shares owned by Mr. Mileski's adult children who do not reside in his household.

(4) Includes (a) 44,160 shares issuable upon the exercise of options that are currently exercisable; and (b) 85,376 shares owned by Mr. Wade's wife. Mr. Wade disclaims beneficial ownership of the shares owned by his wife. Does not include 589 shares owned by Mr. Wade's adult children who do not reside in his household.


(5) Includes 31,100 shares owned by his Individual Retirement Account, but does not include 36,108 shares owned by the David C. Jones Foundation, the trustees of which are Dr. Jones' wife, Karen Jones, and Philip G. Gardner.


(6) Includes 8,832 shares issuable upon the exercise of options that have vested (does not include 35,328 shares issuable upon the exercise of options that have not yet vested).


(7) Includes (a) 237,687 shares owned by Box, Ferrell & Co. of which Mr. Ferrell shares voting power and investment power equally with G. Walker Box -- these shares are included in both Mr. Ferrell's and Mr. Box's beneficially owned shares; (b) 19,636 shares held by Mr. Ferrell as custodian for his minor children living in his household; (c) 4,740 shares held by Mr. Ferrell's Individual Retirement Account; and (d) 20,019 shares owned of record by Mr. Ferrell's wife of which shares Mr. Ferrell disclaims beneficial ownership. Mr. Ferrell's beneficially owned shares of Common Stock will be reduced by 50,264 shares as the result of the sale by Box Ferrell & Co. of 50,264 shares of Common Stock in the Offering.


(8) Includes (a) all of the 257,600 shares Mr. Pannill owns of record with his wife as a joint tenant with right of survivorship; and (b) 2,682 shares owned by Mr. Pannill's wife of which shares Mr. Pannill disclaims beneficial ownership.

(9) Includes 58,880 shares owned by Mr. Light's wife of which shares Mr. Light disclaims beneficial ownership. Does not include 8,689 shares owned by Mr. Light's adult children who do not reside in his household and 5,888 shares owned by Mr. Light's grandchildren who do not reside in his household.

(10) Includes 1,472 shares held by Mr. Bowles' Individual Retirement Account. Does not include 29 shares owned by Mr. Bowles' adult children who do not reside in his household and does not include 11,482 shares owned by the Barry A. Bowles Irrevocable Trust of which John L. Gregory III is the trustee.


(11) Includes 381,906 shares owned by Mrs. Wade's husband, George G. Wade, Chairman Emeritus of the Company's Board of Directors, as well as 44,160 shares issuable upon the exercise of Mr. Wade's options which are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The authorized capital stock of the Company consists of 16,000,000 shares, consisting of 15,000,000 shares of Common Stock, no par value, and 1,000,000 shares of preferred stock, no par value (the "Preferred Stock"). The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws and to the applicable provisions of the North Carolina Business Corporation Act.

COMMON STOCK


As of the date hereof, 5,315,797 shares of the Company's Common Stock are issued and outstanding to 154 shareholders. Upon completion of this Offering, it is anticipated that 7,815,797 shares of Common Stock will be issued and outstanding (8,280,797 shares if the Underwriters' over-allotment option is exercised in full).


Holders of the Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. The Company has declared and paid quarterly cash dividends on its Common Stock since 1991. Quarterly cash dividends paid since January 1994 have been $0.0272 per share. However, the Company has not established a dividend policy to follow subsequent to this Offering and does not expect that a dividend will be declared and paid in the foreseeable future. See "Dividend Policy." Holders of the Common Stock have no preemptive rights to purchase additional shares, which rights, if they existed, would entitle a shareholder to maintain his or her proportionate percentage interest in the Company by purchasing additional shares at any time the Company issues any additional shares. Furthermore, the shares of Common Stock being sold hereby have no conversion, sinking fund or redemption rights. Holders of the Common Stock are entitled to share on a prorated basis in the assets of the Company legally available for distribution to shareholders in the event of the Company's liquidation, dissolution or winding up. The Common Stock offered hereby will be, when issued, fully paid and nonassessable. Each holder of shares of the Common Stock is entitled to one vote for each share of the Common Stock held of record on all matters submitted to a vote of shareholders, including the election of directors. Pursuant to the provisions of the North Carolina General Statutes that will apply to the Company, a shareholder of the Company following the Offering will not have the right to vote his shares cumulatively, in the election of directors.

Except as set forth below, the vote of holders of a majority of the shares of Common Stock voted at a meeting of the shareholders shall be sufficient to take or authorize action upon any matter that may properly come before a meeting of the shareholders. Notwithstanding the preceding sentence, the Company's Bylaws provide that a vote of holders of 66 2/3% of the Company's Common Stock (as well as the Board of Directors) shall be required for the authorization of (a) any consolidation or merger of the Company where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate at least 50.1% of the voting shares of the corporation issuing cash and/or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (b) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by a party as a single plan) of all or substantially all of the assets of the Company or (c) any plan or proposal for the liquidation or dissolution of the Company.

The above-referenced provisions of the Company's Bylaws are designed to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of a large majority of the Company's Board of Directors and a large majority of its shareholders, thus possibly slowing down an unfriendly takeover attempt and initiating more discussion and analysis before the occurrence of a "change in control" of the Company. These provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive the maximum value for their shares or which a substantial number and perhaps even a majority of the Company's shareholders believe to be in the best interests of all shareholders. As a result, shareholders who might desire to participate in such a "change of control" transaction may not have the opportunity to do so. See "Risk
Factors -- Antitakeover Provisions."


Application has been made for listing of the Common Stock on the New York Stock Exchange under the symbol "PLU." The transfer agent and registrar for the Company's Common Stock will be First Union National Bank of North Carolina, 2 First Union Center, Charlotte, North Carolina.

PREFERRED STOCK

As of the date of this Prospectus, no shares of Preferred Stock were outstanding. The Board of Directors is authorized to issue Preferred Stock in one or more series and to determine, with respect to any such series, the designations, powers, preferences and rights of such series, including: (i) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the preferred stock designation) increase or decrease (but not below the number of shares thereof then outstanding); (ii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series; (iii) the dates at which dividends, if any, will be payable; (iv) the redemption rights and price or prices, if any, for shares of the series; (v) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
(vi) the amounts payable, and the preferences, if any, on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; (vii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security; (viii) the conversion price or prices or rate or rates, and any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made; (ix) restrictions on the issuance of shares of the same series or of any other class or series; (x) the voting rights, if any, of the holders of such series and (xi) such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as the Board of Directors shall determine.

The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

BOARD OF DIRECTORS

The Company's Board of Directors currently consists of ten directors and is divided into three classes designed to contain a relatively equal number of members. The terms of office of the directors are staggered so that the terms of office of no more than approximately one-third of the directors expire in any one year. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for shareholders to replace a majority of the Board of Directors.

The number of directors constituting the Board of Directors shall not be less than nine or more than twelve. The Board of Directors has the right to increase the number of directors, provided the number of such directors is not greater than twelve. A majority of the Board of Directors then in office has the sole authority to fill any vacancies on the Board of Directors.

CERTAIN PROVISIONS OF NORTH CAROLINA STATUTES AND OF THE COMPANY'S BYLAWS

The North Carolina General Statutes ("NCGS") provide in the North Carolina Shareholder Protection Act (the "Shareholder Act") a mechanism designed to prevent a two-phase tender offer for shares of a publicly held North Carolina corporation which attempts to force shareholders to sell their shares in the first phase of any such tender offer in order to avoid the risk of receiving a lower price in the second phase of the offer. The Shareholder Act's purpose is to assure a fair price for all shareholders of a corporation subject to a "change of control," merger or other business combination. Generally, the Shareholder Act requires the vote of 95.0% of the voting shares of a publicly held corporation to approve a business combination unless the shareholders of such corporation who have their shares purchased in the business combination receive a "fair price" equal to the highest of (i) the highest per share price ever paid by anyone who is a part of an acquiring "other entity," (ii) a price that exceeds the market price when the second phase of the acquisition is announced by the same percentage as the highest price paid by any member of the "other entity" exceeds the market price immediately before the commencement of acquisition of the corporation's shares by the other entity or (iii) a price computed by multiplying the corporation's annual earnings per share by the price/earnings multiple, if any, of the acquiring "other entity." Furthermore, certain procedural requirements must be met.


As allowed by the Shareholder Act, the Company's Board of Directors intends to amend the Company's Bylaws immediately after the Offering is completed exempting the Company from the requirements and provisions of the Shareholder Act. This could allow for a two-phase tender offer for the Company's shares that could result in a lower price to shareholders who sell their Pluma shares in the second phase of any such tender offer. Furthermore, the elimination of the Shareholder Act may allow for a successful hostile takeover of the Company that is not favored. However, the Company's Board of Directors believes that the Shareholder Act is too broad in its application and could work to block a business combination transaction desired by virtually all of the Company's shareholders.


The Control Share Acquisition Act, promulgated under the NCGS, generally prohibits a person who acquires "control shares" in a "control share acquisition" from voting its shares so acquired unless such voting rights are granted by a majority of all outstanding voting shares of the Company exclusive of the shares acquired by the person acquiring "control shares." The voting rights to be granted to the acquiring person must be granted at a shareholders meeting for which there are special notice requirements, and such meeting could be held within 50 days after the shareholders receive certain information from the acquiring person. Thus, a normal tender offer is delayed by at least 50 days since the acquiring person would not want to purchase shares he could not subsequently vote. Although it appears that this act might inhibit an acquisition of the Company that a majority of the shareholders desires, it could also be viewed as an assistance to a person engineering a hostile takeover of the Company. In any event, as allowed by the Control Share Acquisition Act, the Company's Board of Directors has amended the Company's Bylaws exempting the Company from the requirements and provisions of this act.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Bylaws of the Company provide that any person who at any time serves or has served as director, officer, employee or agent of the Company, shall have a right to be indemnified by the Company to the fullest extent permitted by law against (a) liability and litigation expenses, including reasonable attorney's fees incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of the Company, seeking to hold him liable by reason of the fact that he is or was acting in such capacity, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine, penalty or settlement for which he may become liable in any such action, suit or proceeding.

The Securities and Exchange Commission has taken the position that insofar as indemnification from liabilities of officers and directors of a Company arising under the Securities Act of 1933, as amended, may be permitted, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of this Offering, the Company will have outstanding 7,815,797 shares of Common Stock. 3,100,000 shares sold in this Offering (3,565,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act.



The 5,315,797 shares of Common Stock currently held by the existing shareholders were issued and sold by the Company in private transactions in reliance upon exemptions from the registration provisions of the federal securities laws. After the Offering, 4,715,797 of these shares of Common Stock (the "Restricted Shares") will be subject to certain restrictions under Rule 144 of the Securities Act. The Restricted Shares may not be resold in the absence of registration under the Securities Act or unless an exemption from such registration requirements exists, including exemptions provided by Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned Restricted Shares for at least two years, including "affiliates" of the Company, would be entitled to sell in broker's transactions or to market makers within any three-month period a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of Common Stock (approximately 78,158 shares after giving effect to the Offering) or the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date of such sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. In addition, a person (or persons whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned such shares for at least three years would be entitled to sell such shares under Rule 144(k) without regard to the availability of current public information, volume limitations, manner of sale provisions or notice requirements. This rule will allow the Company's existing shareholders who are not "affiliates" and who have not signed the agreement referenced below (and who collectively will own 350,299 shares of the Common Stock, or 4.5% of the issued and outstanding shares of Common Stock) to freely trade their shares without restriction immediately upon completion of this Offering. Certain other shareholders of the Company who are affiliates, but have not signed the agreement referenced below, will be permitted to freely trade their shares (totaling 402,370 shares of Common Stock, or 5.15% of the issued and outstanding shares of the Common Stock) 90 days after the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Beginning 180 days after the date of this Prospectus, the current holders of the Restricted Shares who have signed the agreement referenced below will be eligible to sell a portion of such shares pursuant to Rule 144, subject to the manner of sale, volume, notice and information requirements of Rule 144. The above is a summary of Rule 144 and is not intended to be a complete description thereof.


Additionally, shares issued or issuable upon exercise of options granted by the Company prior to the date of this Prospectus also may be eligible for sale in the public market pursuant to Rule 701 under the Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon certain provisions of Rule 144. Non-affiliates are permitted to sell without having to comply with the public information, holding period, volume limitations or notice provisions of Rule 144 and affiliates are permitted to sell without having to comply with the holding period provisions of Rule 144. If all the requirements of Rule 701 are met, 117,171 shares of Common Stock issuable upon exercise of currently outstanding options which will then be vested will be eligible for sale commencing 90 days after the date of this Prospectus.

The Company, its directors, certain executive officers and all shareholders who own more than 36,800 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the Underwriters, except that the Company may grant options to purchase shares of Common Stock under the 1995 Stock Option Plan. See "Management -- Executive Compensation, Stock Option Plan."

Prior to this offering, there has been no market for the Common Stock and no precise predictions can be made as to the effect, if any, that sales of shares or the availability of such shares for sale in the public market will have on the market prices prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, and each of such Underwriters, for whom J.P. Morgan Securities Inc., Interstate/Johnson Lane Corporation and Wheat, First Securities, Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite their names below:

UNDERWRITERS                                                                         NUMBER OF SHARES
J.P. Morgan Securities Inc.
Interstate/Johnson Lane Corporation
Wheat, First Securities, Inc.

    Total.........................................................................          3,100,000

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken.

The Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the Common Stock, the public offering price and such concession may be changed.

The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 465,000 additional shares of Common Stock from the Company, at the initial public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent that the Underwriters exercise their option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock initially offered hereby.

The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

Each of the Company, its directors, certain executive officers and each of the shareholders who own 36,800 or more shares of Common Stock has agreed, with certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options for the sale of Common Stock, or any securities convertible into or exchangeable or exercisable for any such shares, for a period of 180 days after the date of this Prospectus, without the consent of J.P. Morgan Securities Inc.

Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock offered hereby has been determined by agreement among the Company, the Selling Shareholders and the Underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies.


Application has been made for listing of the Common Stock on the New York Stock Exchange under the symbol "PLU." There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the offering at or above the initial public offering price.


At the Company's request, the Underwriters have reserved up to 155,000 shares of Common Stock for sale at the initial public offering price to the Company's employees and other persons having business relationships with the Company. The number of shares of Common Stock available for sale to other members of the public will be reduced to the extent that these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

Certain legal matters in respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Allman Spry Leggett & Crumpler, P.A., Winston-Salem, North Carolina. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell. Davis Polk & Wardwell may rely on Allman Spry Leggett & Crumpler, P.A. as to matters of North Carolina law.

                                    EXPERTS


The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

A Registration Statement on Form S-1 relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus with respect to the contents of any contract or any other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information that is filed electronically with the Commission.

                                  PLUMA, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                          PAGE
Independent Auditors' Report...........................................................................................    F-2
Balance Sheets as of December 31, 1996 and 1995........................................................................    F-3
Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994..........................................    F-4
Statements of Shareholders' Equity for the Years Ended December 31, 1996, 1995 and 1994................................    F-5
Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994..........................................    F-6
Notes to Financial Statements..........................................................................................    F-7

                          INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors of Pluma, Inc.:

We have audited the accompanying balance sheets of Pluma, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pluma, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Winston-Salem, North Carolina

January 28, 1997

                                  PLUMA, INC.

                                 BALANCE SHEETS

                                                                                                          DECEMBER 31,
                                                                                                      1996           1995
ASSETS
Current assets:
  Cash                                                                                             $   291,488    $   596,429
  Accounts receivable (less allowance -- 1996, $817,080; 1995, $4,069,763)
    (note 5)                                                                                        22,545,795     21,939,763
  Income taxes receivable                                                                                   --      1,057,783
  Deferred income taxes (note 9)                                                                     1,509,535      2,296,429
  Inventories (notes 3 and 5)                                                                       34,025,895     32,169,247
  Other current assets                                                                                 627,576        148,130
    Total current assets                                                                            59,000,289     58,207,781
Property, plant and equipment (note 5):
  Land                                                                                                 599,978        599,978
  Land improvements                                                                                    678,160        662,885
  Buildings and improvements                                                                        14,078,626     13,516,551
  Machinery and equipment                                                                           31,753,681     28,966,411
    Total property, plant and equipment                                                             47,110,445     43,745,825
  Less accumulated depreciation                                                                     17,468,062     13,682,273
    Property, plant and equipment, net                                                              29,642,383     30,063,552
Other assets                                                                                           575,662        341,787
TOTAL                                                                                              $89,218,334    $88,613,120
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (notes 5 and 16)                                            $   849,640    $   849,640
  Note payable -- related party sales agency (note 13)                                                      --      1,999,000
  Accounts payable                                                                                   4,456,770      2,828,781
  Income taxes payable                                                                                 371,500             --
  Accrued expenses, including related party sales agency -- 1995, $152,418
    (notes 4 and 13)                                                                                 3,421,181      2,478,081
      Total current liabilities                                                                      9,099,091      8,155,502
Long-term debt (notes 5 and 16)                                                                     44,419,544     50,120,280
Deferred income taxes (note 9)                                                                       3,556,806      3,435,020
Commitments and contingencies (notes 10 and 12)

Shareholders' equity (notes 7, 8 and 17):
  Preferred stock, no par value, 1,000,000 shares authorized                                                --             --
  Common stock, no par value, 15,000,000 shares authorized, shares issued and
    outstanding -- 1996, 5,315,797; 1995, 5,315,797                                                  7,222,550      7,222,550
  Retained earnings                                                                                 24,920,343     19,679,768
      Total shareholders' equity                                                                    32,142,893     26,902,318
TOTAL                                                                                              $89,218,334    $88,613,120

                       See notes to financial statements.

                                  PLUMA, INC.

                            STATEMENTS OF OPERATIONS

                                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                                     1996            1995           1994
Net sales including related party customers -- 1994, $2,313,230
  (notes 13 and 14)                                                              $127,820,319    $100,710,495    $97,907,504
Cost of goods sold (notes 11 and 13)                                              106,247,340      81,429,370     81,408,677
Gross profit                                                                       21,572,979      19,281,125     16,498,827
Selling, general and administrative expenses including related party sales
  agency -- 1995, $3,327,307; 1994, $3,181,467 (notes 10, 13 and 15)                9,149,039      12,384,876      7,300,187
  Termination fee (note 13)                                                                --       2,000,000             --
      Total selling, general and administrative expenses                            9,149,039      14,384,876      7,300,187
Income from operations                                                             12,423,940       4,896,249      9,198,640
Other income (expenses):
  Interest expense (note 5)                                                        (3,735,468)     (3,421,385)    (2,556,134)
  Other income (expenses)                                                             484,058         291,261        (10,794)
  Casualty gain (note 11)                                                                  --              --        312,733
      Total other expenses, net                                                    (3,251,410)     (3,130,124)    (2,254,195)
Income before income taxes                                                          9,172,530       1,766,125      6,944,445
Income taxes (benefit) (note 9):
  Current                                                                           2,445,471       2,029,624      1,888,986
  Deferred                                                                            908,680      (1,370,488)       705,008
      Total income taxes                                                            3,354,151         659,136      2,593,994
Net income                                                                       $  5,818,379    $  1,106,989    $ 4,350,451
  Earnings per common share and common equivalent --
    primary and fully diluted                                                    $       1.09    $        .21    $       .83
Weighted average number of shares outstanding                                       5,315,797       5,315,797      5,244,060

                       See notes to financial statements.

                                  PLUMA, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              COMMON STOCK
                                                            (NOTES 7 AND 17)          PAID-IN       RETAINED      SHAREHOLDERS'
                                                          SHARES        AMOUNT        CAPITAL       EARNINGS        EQUITY
Balance, January 1, 1994                                 5,551,420    $3,771,345    $   347,941    $20,990,301    $25,109,587
Sale of common stock                                       161,920       110,000      1,620,300             --      1,730,300
Repurchase of common stock                                (397,543)     (270,070)      (347,941)    (3,630,190)    (4,248,201)
Net income                                                      --            --             --      4,350,451      4,350,451
Dividends ($.11 per share)                                      --            --             --       (569,004)      (569,004)
Balance, December 31, 1994                               5,315,797     3,611,275      1,620,300     21,141,558     26,373,133
Stock split                                                     --     3,611,275     (1,620,300)    (1,990,975)            --
Net income                                                      --            --             --      1,106,989      1,106,989
Dividends ($.11 per share)                                      --            --             --       (577,804)      (577,804)
Balance, December 31, 1995                               5,315,797     7,222,550             --     19,679,768     26,902,318
Net income                                                      --            --             --      5,818,379      5,818,379
Dividends ($.11 per share)                                      --            --             --       (577,804)      (577,804)
Balance, December 31, 1996                               5,315,797    $7,222,550    $        --    $24,920,343    $32,142,893

                       See notes to financial statements.

                                  PLUMA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                                      1996            1995           1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                       $ 5,818,379    $  1,106,989    $ 4,350,451
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
    Provision for depreciation and amortization                                      3,804,481       3,439,559      2,885,179
    Other, net                                                                        (105,154)         13,260         70,406
    Increase in accounts receivable                                                   (606,032)       (499,523)    (5,629,265)
    (Increase) decrease in income taxes receivable                                   1,057,783      (1,057,783)       436,752
    (Increase) decrease in deferred income taxes                                       908,680      (1,370,488)       705,008
    Increase in inventories                                                         (1,856,648)    (14,046,154)      (523,378)
    Increase (decrease) in accounts payable                                          1,627,989      (1,577,237)     1,595,554
    Increase in accrued expenses                                                       943,100       1,435,387        107,071
    Increase (decrease) in note payable -- related party sales agency               (1,999,000)      1,999,000             --
Net cash provided by (used in) operating activities                                  9,593,578     (10,556,990)     3,997,778
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                                        (3,398,804)     (5,855,714)    (4,494,511)
  Other, net                                                                          (221,175)        (17,342)       (48,418)
Net cash used in investing activities                                               (3,619,979)     (5,873,056)    (4,542,929)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                                                  --              --      1,926,223
  Repayments of long-term debt                                                        (849,640)    (14,102,575)    (1,997,132)
  Borrowings from note payable -- Bank                                              20,000,000       5,000,000      4,418,133
  Repayments of note payable -- Bank                                               (20,000,000)     (5,000,000)    (4,418,133)
  Net borrowings from (repayments of) revolving loan                                (4,851,096)     31,557,000       (371,000)
  Payment of dividends                                                                (577,804)       (577,804)      (569,004)
  Proceeds from sale of common stock                                                        --              --      1,730,300
  Repurchase of common stock                                                                --              --       (849,640)
Net cash provided by (used in) financing activities                                 (6,278,540)     16,876,621       (130,253)
Net increase (decrease) in cash                                                       (304,941)        446,575       (675,404)
Cash, beginning of period                                                              596,429         149,854        825,258
Cash, end of period                                                                $   291,488    $    596,429    $   149,854
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                                                       $ 3,860,064    $  2,538,550    $ 2,556,134
    Income taxes                                                                   $ 1,430,000    $  3,212,641    $ 1,327,000
Noncash financing activities -- A subordinated promissory note was issued in exchange for common stock of $3,398,561 during
  1994 (notes 5 and 7).

                       See notes to financial statements.

                                  PLUMA, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

Pluma, Inc. (the "Company") is a vertically integrated manufacturer of high quality fleece and jersey activewear. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. The Company sells its products, either directly or through its distributors, to a number of highly recognized companies such as adidas, Nike, Starter Galt and Walt Disney. In addition, it sells products under its own "Pluma," "SANTEE" and "SNOWBANK" brand names to retail and wholesale customers such as Sam's Club and Frank L. Robinson Company. The Company operates in a single business segment.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTS RECEIVABLE -- Accounts receivable is reduced by an allowance to the amount expected to be collected with a charge against net income. Specific accounts that are considered to be uncollectible are written off by reducing accounts receivable and the allowance.

INVENTORIES -- Beginning in 1996, raw materials, work-in-progress and finished goods inventories are valued at the lower of cost, as determined by the last-in, first-out ("LIFO") method, or market. Production supplies are valued at the lower of cost, as determined by the first-in, first-out ("FIFO") method, or market. Prior to 1996, all inventories were valued at the lower of cost, as determined by the FIFO method, or market. Inventory cost includes material and conversion costs.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost and is depreciated using the straight-line method for financial reporting purposes and accelerated method for income tax purposes. Maintenance and repairs are charged to income and betterments are capitalized.

The average estimated useful lives of property for purposes of computing depreciation are:

Land improvements                                                            15 years
Buildings and improvements                                                   39 years
Machinery and equipment                                                      10 years

SELF-INSURANCE RESERVES -- Self-insurance reserves represent the estimated liability on medical and workers' compensation claims reported to the Company plus reserves for claims incurred but not yet reported and the estimated settlement expenses related to these claims. The liabilities for claims and related settlement expenses are determined using "case basis" evaluations and statistical analysis and represent estimates of the ultimate net cost of all losses incurred through the balance sheet date. The Company's policy is to discount its workers' compensation reserves at a discount rate not to exceed a risk-free rate of return on U.S. government securities of similar duration as the reserves being discounted. Although considerable variability is inherent in such estimates, management believes that the liabilities for unpaid claims and related settlement expenses are adequate. The estimates are continually reviewed by management and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations. Self-insurance reserves are included in accrued expenses.

INCOME TAXES -- Income taxes are provided on pre-tax earnings as reported in the financial statements. Deferred income taxes result from temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured for income tax purposes.

STOCK OPTIONS -- In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. This statement adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of APB No. 25 provided that they make pro forma disclosures on net income and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB No. 25 (note 8).

                                  PLUMA, INC.

TREASURY STOCK -- Under the state laws of North Carolina, shares of stock repurchased by the Company are considered authorized but unissued shares, and are reflected as such in the financial statements.

EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT -- Primary earnings per common share and common equivalent amounts are based on the weighted average number of shares actually outstanding plus shares that would be outstanding assuming exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's stock. The number of shares used in the computations were 5,315,797 for 1996, 5,315,797 for 1995 and 5,244,060 for 1994. The effect of fully diluting earnings per share amounts is not material.

REVENUE RECOGNITION -- The Company recognizes the sale of goods when the goods are shipped or ownership is assumed by the customer. Sales are recognized net of estimated returns and allowances.

CAPITALIZED SOFTWARE COSTS -- The Company capitalizes certain computer software costs which are amortized utilizing the straight-line method over the economic lives of the related products not to exceed five years.

ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. For the year ended December 31, 1995, the statement of operations includes a provision for doubtful accounts receivable which totals $3,250,071 principally related to 20/20 Sport, a customer that filed for bankruptcy protection. The Company wrote-off this account in 1996.

RECLASSIFICATIONS -- Certain 1995 and 1994 amounts have been reclassified to conform with 1996 presentation.

NEW ACCOUNTING STANDARD -- In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and to long-lived assets and certain identifiable intangibles to be disposed of, be reported at the lower of carrying amount or fair value less cost to sell. An entity shall review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss recognized in accordance with this standard shall be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Since adoption, no material impairment losses have been recognized.

(3) INVENTORIES

Inventories at December 31, 1996 and 1995 consist of the following:

                                                                            DECEMBER 31,
                                                                        1996           1995
At FIFO cost:
  Raw materials                                                      $ 1,279,512    $   695,225
  Work-in-progress                                                     3,297,522      2,641,316
  Finished goods                                                      30,037,951     28,718,963
  Production supplies                                                    608,824        725,911
                                                                      35,223,809     32,781,415
Excess of FIFO over LIFO cost                                            (83,930)            --
                                                                      35,139,879     32,781,415
Excess of cost over market                                            (1,113,984)      (612,168)
  Total                                                              $34,025,895    $32,169,247

During 1996, the Company changed its method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The Company believes the LIFO method more closely relates current costs with current sales

                                  PLUMA, INC.

in periods of rising prices. The effect of the change was to decrease net income for 1996 by $53,212 ($0.01 per share). The change had no effect on prior years because inventories under the FIFO method at December 31, 1995, as previously reported, were the amount of the beginning 1996 inventories under the LIFO method. Accordingly, pro forma results for prior years under the LIFO method are not applicable.

If the cost of all inventories had been determined by the FIFO method, which approximates current cost, the cost of inventories would have been $83,930 greater at December 31, 1996.

(4) ACCRUED EXPENSES

Accrued expenses at December 31, 1996 and 1995 consist of the following:

                                                                             DECEMBER 31,
                                                                          1996          1995
Salaries, commissions and bonuses                                      $ 1,042,786   $   663,672
Interest                                                                   758,239       882,835
Insurance                                                                1,369,549       738,172
Other                                                                      250,607       193,402
  Total                                                                $ 3,421,181   $ 2,478,081

(5) LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1995 consists of the following:

                                                                            DECEMBER 31,
                                                                         1996           1995
Revolving loan                                                       $ 43,569,904   $ 48,421,000
Subordinated debt                                                       1,699,280      2,548,920
  Total                                                                45,269,184     50,969,920
Less current maturities                                                   849,640        849,640
  Long-term debt                                                     $ 44,419,544   $ 50,120,280

On May 25, 1995, the Company renegotiated the revolving loan in its entirety. All term loans and the prior revolving loan were consolidated into one revolving loan (the "Loan Agreement") with a maximum borrowing limit of $55,000,000. The revolving line of credit is subject to defined borrowings based on eligible assets as defined in the Loan Agreement. Interest is computed daily and payable quarterly at the lowest borrower selected rate of (a) prime rate minus 25 basis points, (b) certificates of deposit contract rate or (c) monthly LIBOR contract rate. The selected rate of interest is determined monthly and is subject to defined adjustments pursuant to the interest coverage ratio. At December 31, 1996 and 1995, the interest rate was 6.86% and 7.04%, respectively. A fee is payable quarterly based on the product of the unused commitment margin times the difference between the committed amount during the prior quarter and the average daily balance of the loans outstanding during such quarter.


Among the various provisions, limitations and restrictions contained in the Loan Agreement, the Company must meet specified tangible net worth, debt to equity ratio and interest coverage ratio requirements. Under the Loan Agreement, the Company is restricted in the amount of its capital expenditures, indebtedness to certain other parties, or redemption of its stock that would create an event of default. In the event of default, unless a waiver is obtained, the Company is prohibited from paying dividends. The Loan Agreement may be terminated at any time upon the occurrence of an event of default. The Company retains the right to remedy certain events of default within 10 days after notice. The Company was in compliance with all covenants as of December 31, 1996. The Company was in violation of the indebtedness and capital leases, transactions with related persons,

                                  PLUMA, INC.

capital expenditures, liabilities to equity ratio, and interest coverage ratio covenants and obtained waivers for these violations as of December 31, 1995. The Company was in compliance with all other covenants.

Long-term debt is collateralized by substantially all accounts receivable, inventories and property.

The Company issued a promissory note dated January 28, 1994 to a former officer/shareholder in connection with the repurchase of his stock (see note 7). This note matures on January 31, 1998 and requires annual payments of $849,640. Interest on the unpaid principal balance is paid quarterly at an annual rate of 5.0%, since May 1, 1994. The promissory note is subordinated to the Loan Agreement. The Company's obligations under the promissory note are secured by the shares repurchased from the former officer/shareholder. In the event the Company is in default under the terms of the promissory note, the former officer/shareholder will be entitled to have the Company's Common Stock re-issued to him. The number of shares to be re-issued in the event of default will be determined by dividing the amount due under the note at the time of such default by the fair value of the Company's Common Stock shares at such time.

Future aggregate annual payments on long-term debt are $849,640, $849,640, and $43,569,904 for 1997, 1998 and 2000, respectively.

(6) NOTE PAYABLE -- BANK

On April 16, 1996, the Company borrowed $10,000,000 at the rate of monthly LIBOR plus 150 basis points. During September 1996, the Company repaid the April 1996 note and borrowed $10,000,000 bearing interest at the rate of monthly LIBOR plus 120 basis points. The principal was repaid during November 1996 (note 17).

(7) CAPITAL STOCK

On January 28, 1997, the Board of Directors declared a 0.736-for-one reverse common stock split for shareholders of record on February 3, 1997. On June 27, 1995, the Board of Directors declared a two-for-one common stock split for shareholders of record on October 1, 1995. The shares were issued on November 27, 1995. All references in the accompanying financial statements to the number of common shares and per share amounts reflect the stock split and reverse stock split.

On July 22, 1996, the Company amended its Articles of Incorporation changing the par value of Common Stock from $1.00 per share to Common Stock having no par value and authorizing 1,000,000 shares of no par value Preferred Stock.

In December of 1995, the shareholders of the Company adopted an amendment to the Articles of Incorporation to increase the Company's authorized shares of Common Stock from 8,000,000 to 15,000,000, which was effective January 10, 1996.

During the years ended December 31, 1996, 1995 and 1994, the Company held stock exchanges under the terms of its Stock Transfer and Redemption Agreement adopted by the Company on June 10, 1991. Numerous transactions among authorized parties (as defined in the agreement) took place under these exchanges. The Company did not repurchase shares during 1996, 1995 and 1994 under the Stock Transfer and Redemption Agreement.


On January 28, 1994, the Company repurchased 397,543 shares of Common Stock owned by a former officer/shareholder at $10.686 per share. Approximately twenty percent of the purchase price, or $849,640, was paid in cash with the balance to be paid under terms of a promissory note (note 5).



During the year ended December 31, 1994, the Company conducted a private placement of Common Stock. The Company received $1,730,300 (161,920 shares issued at $10.686 per share) as a result of the stock offering.


(8) STOCK OPTIONS

In October 1995, the Company adopted the 1995 Stock Option Plan in which 515,200 shares of the Company's Common Stock may be issued. The exercise price of the options may not be less than the fair value of the Common Stock on the date of grant. The options granted become exercisable at such time or times as shall be determined by the Compensation Committee of the Board of Directors (the "Committee"). The Committee may at any time accelerate the exercisability of all or any portion of any stock option. These options expire, if not exercised, ten years from the date of grant. Participants in

                                  PLUMA, INC.

the Plan may be independent contractors or employees of independent contractors, full or part-time officers and other employees of the Company, or independent directors of the Company.

In October 1995 and April 1996, the Company granted 379,776 and 32,384 options, respectively, to purchase Common Stock at an exercise price of $13.077 per share of which 117,171 and 58,880 options are exercisable as of December 31, 1996 and 1995, respectively. 29,440 options were forfeited as of December 31, 1995. The remaining 265,549 options become exercisable in 20% increments on the anniversary dates of the grants as follows:

  YEAR      SHARES
1997         64,768
1998         64,768
1999         64,768
2000         64,768
2001          6,477
  Total     265,549

The Company applies APB No. 25 and related interpretations in accounting for the 1995 Stock Option Plan. Accordingly, no compensation cost has been recognized since the exercise price approximates the fair value of the stock price at the grant dates. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                       YEARS ENDED DECEMBER 31,
                                                                          1996          1995
Net income:
  As reported                                                          $ 5,818,379   $ 1,106,989
  Pro forma                                                              5,679,877       444,500
Earnings per share:
  As reported                                                          $      1.09   $       .21
  Pro forma                                                                   1.07           .08

A summary of the status of the Company's 1995 Stock Option Plan as of December 31, 1996 and 1995, and changes during the years ending on those dates is presented below:


                                                                                 WEIGHTED- AVERAGE
                                                                      SHARES      EXERCISE PRICE
Outstanding, January 1, 1995                                               --              --
  Granted                                                             379,776        $ 13.077
  Forfeited                                                           (29,440)         13.077
Outstanding, December 31, 1995                                        350,336          13.077
  Granted                                                              32,384          13.077
Outstanding, December 31, 1996                                        382,720          13.077



                                                                                DECEMBER 31,
                                                                              1996        1995
Options exercisable at year end                                             $ 117,171   $ 58,880

Weighted average fair value of options
  granted during the year                                                   $    6.60   $   3.04

                                  PLUMA, INC.

At December 31, 1996, the outstanding options have a weighted average remaining contractual life of 8.9 years. All outstanding options and exercisable options have an exercise price of $13.077.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0.8% and 1.2%; expected volatility of 40.9% and 41.2%, risk-free interest rates of 5.9% and 6.8%; and expected lives of 5 years for both years.

(9) INCOME TAXES

The provision for income tax expense for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                        1996          1995           1994
Current federal income tax expense                                                   $2,178,903    $ 1,808,190    $1,658,236
Current state income tax expense                                                        266,568        221,434       230,750
  Total current income tax expense                                                    2,445,471      2,029,624     1,888,986
Deferred federal income tax expense (benefit)                                           809,689     (1,202,587)      637,156
Deferred state income tax expense (benefit)                                              98,991       (167,901)       67,852
  Total deferred income tax expense (benefit)                                           908,680     (1,370,488)      705,008
  Total income tax expense                                                           $3,354,151    $   659,136    $2,593,994

The provision for income taxes differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effect of the following items:

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                           1996         1995         1994
Income taxes computed at U.S. federal statutory rate                                    $3,118,660    $600,482    $2,361,111
State income taxes, net of federal income tax effect                                       243,027      47,473       196,862
Other, net                                                                                  (7,536)     11,181        36,021
  Total income tax expense                                                              $3,354,151    $659,136    $2,593,994

                                  PLUMA, INC.

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Significant components comprising the Company's net deferred tax assets and liabilities were as follows:

                                                                                        DECEMBER 31,
                                                                                    1996           1995
Deferred tax liabilities:
  Current -- Prepaid insurance                                                   $   (74,642)   $   (54,287)
  Long-term -- Property, plant and equipment                                      (3,556,806)    (3,435,020)
    Total deferred tax liabilities                                                (3,631,448)    (3,489,307)
Deferred tax assets:
  Current --
    Bad debt reserve                                                                 196,951      1,328,963
    Medical reserve                                                                  170,823         73,276
    Uniform capitalization                                                           634,729        699,121
    Returns reserve                                                                  102,443        162,545
    Workers' compensation reserve                                                    220,585         86,811
    LIFO market write-down                                                           258,646             --
      Total deferred tax assets                                                    1,584,177      2,350,716
  Net deferred tax liability                                                     $(2,047,271)   $(1,138,591)

(10) LEASES

At December 31, 1996, the Company was committed to pay rentals under various noncancelable operating leases with lease terms in excess of one year as follows:

Year ending December 31,
         1997                $ 1,875,457
         1998                  1,390,164
         1999                  1,066,478
         2000                  1,006,990
         2001                    929,884
       Thereafter      5,257,869
           Total     $11,526,842

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements.

Rental expense under all leases accounted for as operating leases was $2,145,061, $1,730,932 and $1,414,971 for the years ended December 31, 1996,
1995 and 1994, respectively (see note 13).

(11) INSURANCE SETTLEMENT

On August 17, 1994, a tornado partially destroyed one of the Company's leased warehouses and substantially damaged finished goods inventory. The inventory loss was covered by insurance. Insurance and salvage proceeds were $1,763,431. Most of the proceeds are reflected as a reduction of cost of goods sold ($1,450,698) to offset expense and inventory losses incurred as a result of the storm. The proceeds in excess of inventory costs and miscellaneous expenses are reflected in the financial statements as other income ($312,733).

                                  PLUMA, INC.

(12) COMMITMENTS AND CONTINGENCIES

The Company has Employment Agreements with its senior executive officers, the terms of which expire December 1998. Upon termination of an Employment Agreement after a change of control in the Company, as defined, the Company would be liable for a maximum of three times the eligible employee's, as defined, (i) average annual salary, as defined, and (ii) any bonuses, as defined. In addition, under the Employment Agreements, the senior executive officers are entitled to annual incentive bonus payments if specified management goals are attained under Pluma's Bonus Plan.

The Company maintains a Sales Incentive Plan payable to the sales staff if specified sales volume is reached.

Arising out of the conduct of its business, on occasion, various claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

(13) RELATED PARTY TRANSACTIONS

During the years ended December 31, 1995 and 1994, sales commissions of $3,327,307 and $3,181,467, respectively, at a rate of 3.0% of the aggregate sales price of orders shipped by the Company, plus marketing reimbursements, were paid to the Company's sales agency, a company owned by a certain shareholder and director of the Company. At December 31, 1995, $152,418 was due the sales agency. During December 1995, the Company entered into an agreement for the termination of the sales contract with the sales agency. Under the terms of this agreement, the Company paid the sales agency $1,000 on December 29, 1995 and $1,999,000 with a promissory note that was paid in full in January 1996. Since December 31, 1995, the Company has not paid commissions to the sales agency for sales subsequent to December 31, 1995. Selling, general and administrative expenses would have been $12,384,876 if the cost of terminating the sales agreement were excluded for the year ended December 31, 1995. The Company will be liable for any returns or uncollectible accounts resulting from sales prior to December 31, 1995. The sales agency and the Company have released and discharged each other from any and all past, present and future actions.

The Company has various operating leases from certain shareholders. The leases have terms of approximately one to 14 years with aggregate monthly payments of $98,751, $65,254 and $63,150 in the years ended 1996, 1995 and 1994, respectively. Total operating lease expense for 1996, 1995 and 1994 was $1,144,193, $773,600, and $507,120, respectively. As of December 31, 1996, future minimum lease payments under these operating leases totaled $8,603,330.

The Company leased sewing equipment and accessories from relatives of an officer/director. Lease payments under these leases were $28,650 in 1994. Equipment under these leases was purchased by the Company for $98,384 during 1994 after the leases expired.

A contractor performed miscellaneous work totaling $478,646, $31,032 and $40,358 for the years ended December 31, 1996, 1995 and 1994, respectively. Certain shareholders of the Company are affiliated with the contractor.

The president of one of the Company's major customers was re-elected to the Board of Directors at the annual shareholders' meeting in April 1995. The Company had sales in 1994 of $2,313,230 to this customer. These sales were consummated on terms equivalent to those that prevail in arm's-length transactions.

During 1996 and 1995, the Company made payments totaling $223,338 and $247,324, respectively, for contract services rendered to the Company for packaging and preparing Company products for shipment. A director/shareholder is affiliated with this contractor.

During 1996, the Company contracted for fabric dyeing totaling $42,776 with a contractor owned by a director of the Company. The Company had sales to this contractor in 1996 of $80,005 and had a balance due of $67,096 at December 31, 1996.

During 1996, the Company made payments to a contractor totaling $121,395 for advisory fees. A director/shareholder is affiliated with this contractor. At December 31, 1996, $10,014 was due this contractor.

                                  PLUMA, INC.

(14) SALES TO MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

A substantial amount of sales and receivables are to relatively few customers. Credit limits, ongoing credit evaluations and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.


In 1996, two customers accounted for approximately 24.1% and 14.7%, respectively, of net sales. In 1995, three customers accounted for approximately 16.1%, 12.8% and 11.4%, respectively, of net sales. In 1994, three customers accounted for approximately 13.2%, 10.4% and 10.1%, respectively, of net sales.


(15) 401(K) RETIREMENT SAVINGS PLAN

The Company maintains a 401(k) retirement savings plan for the benefit of its employees who have completed at least one year of service and have attained age
21. The amount of the Company's annual matching contribution is discretionary, and the Company currently funds accrued profit sharing expenses.

During 1996, 1995 and 1994, the Company contributed $161,461, $129,378 and $121,279, respectively, to the 401(k) retirement savings plan.

(16) FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. The carrying amount of cash, accounts receivable and trade accounts payable is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on quoted market prices. At December 31, 1996, the carrying value and the fair value of long-term debt totaled $45,269,184 and $44,458,592, respectively. All financial instruments are held for purposes other than trading.

(17) EVENTS SUBSEQUENT TO DECEMBER 31, 1996

On January 28, 1997, the Board of Directors declared a 0.736-for-one reverse common stock split for shareholders of record on February 3, 1997 (note 7).

                                (PLUMA LOGO)

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions incurred or to be incurred in connection with the issuance and sale of the Common Stock being registered (all amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and Nasdaq National Market listing fee).

Securities and Exchange Commission registration fee.......................................   $ 15,124
National Association of Securities Dealers, Inc. filing fee...............................      5,491
New York Stock Exchange listing fee.......................................................     57,500
Blue sky fees and expenses................................................................     10,000
Printing expenses.........................................................................    100,000
Legal fees and expenses...................................................................    300,000
Accounting fees and expenses..............................................................    300,000
Investment advisor's fee..................................................................     60,000
Transfer agent and registrar fees.........................................................     11,500
Miscellaneous.............................................................................        385
         Total............................................................................   $860,000

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULE.

(a) Exhibits


    EXHIBIT
     NUMBER                                                    DESCRIPTION OF EXHIBIT

 1.1*             Form of Underwriting Agreement

 3.1*             Amended and Restated Articles of Incorporation

 3.2*             Bylaws as amended

 5.1*             Opinion of Allman Spry Leggett & Crumpler, P. A.

10.1*             Lease Agreement dated June 10, 1989, by and between North Bowles Partnership and Pluma, Inc. and amendment thereto dated December 1, 1990

10.2.1*           Lease Agreement dated February 1, 1996, by and between North Bowles Partnership and Pluma, Inc.

10.2.2*           Lease Agreement dated December 1, 1995, by and between North Bowles Partnership and Pluma, Inc.

10.3*             License Agreement dated December 4, 1990, by and between Superba, Inc. and Pluma, Inc.

10.4*             Loan and Security Agreement dated May 25, 1995, between First Union National Bank of North Carolina and Pluma,
                  Inc.

10.5*             Promissory Note in the principal amount of $55,000,000 dated May 25, 1995 by Pluma, Inc. in favor of First Union
                  National Bank of North Carolina

10.6*             Promissory Note in the principal amount of $10,000,000 dated April 16, 1996 in favor of First Union National
                  Bank of North Carolina.

10.7*             Trademark License Agreement dated July 2, 1996, by and between Pluma, Inc. and Kayser Roth Corporation

10.8.1*           Agreement and Release dated September 16, 1993, by and between Glazier B. Piland and Pluma, Inc.

10.8.2*           Stock Redemption Agreement dated September 16, 1993, between Pluma, Inc. and Glazier B. Piland

10.8.3*           Amendment to Stock Redemption Agreement dated October 21, 1993, between Pluma, Inc. and Glazier B. Piland

10.8.4*           Promissory Note in the principal amount of $3,398,560.88 dated January 28, 1994 by Pluma, Inc. to Glazier B.
                  Piland

10.8.5*           Security Agreement dated January 28, 1994, by and between Pluma, Inc. and Glazier B. Piland

10.8.6*           Subordination Agreement by and among Glazier B. Piland, First Union National Bank and Pluma, Inc. dated January
                  28, 1994.

10.9.1*           Agreement of Termination and Release dated December 29, 1995, by and between Box & Company, Inc. and Pluma, Inc.

10.9.2*           Promissory Note in the principal amount of $1,999,000.00 dated December 29, 1995 by Pluma, Inc. to Box &
                  Company, Inc.

10.9.3*           Assignment of Lease dated as of December 29, 1995 by and between Box & Company, Inc. and Pluma, Inc.

10.10*            Lease Agreement dated April 1, 1995, by and between Tultex Corporation and Box & Company, Inc.

10.11*            Adoption Agreement #005 Nonstandardized Code (section mark)401(k) Profit Sharing Plan by Pluma, Inc. to First
                  Union National Bank of North Carolina dated November 30, 1993 and Amendments thereto

10.12*            1995 Stock Option Plan of Pluma, Inc.

10.13*            Form of Incentive Stock Option Agreement by and among Pluma, Inc. and the Named Officers

10.14*            Form of Nonstatutory Stock Option Agreement by and among Pluma, Inc. and its Directors

10.15*            Pluma, Inc. Non-Qualified Deferred Compensation Plan

10.16*            Pluma, Inc. Senior Executive Bonus Plan

10.17*            Pluma, Inc. Sales Incentive Plan

10.18.1*          License Agreement dated October 9, 1996 between SAP America, Inc. and Pluma, Inc. for license to utilize SAP R/3
                  Software

10.18.2*          Professional Services Agreement dated October 9, 1996 between SAP America, Inc and Pluma, Inc. for installation of R/3 Software

10.19.1*          Consulting Agreement dated January 17, 1996, between Philpott, Ball & Company and Pluma, Inc.

10.19.2*          Consulting Agreement dated December 6, 1996 between Philpott, Ball & Company and Pluma, Inc.

10.20*            Form of Sale and Purchase Agreement dated May 10,1995, by and between Sara Lee Corporation and Pluma, Inc. for approximately 42 acres of improved real estate located in Rocky Mount, Virginia

10.21*            Form of Employment Agreement by and among Pluma, Inc. and R. Duke Ferrell Jr., G. Walker Box, George G. Wade, C.
                  Monroe Light, David S. Green, Walter Helton, Raymond Rea, Nancy Barksdale, Forrest H. Truitt, II, Milton A.
                  Barber and Jeffrey D. Cox

11.1**            Statement re: Computation of Per Share Earnings

23.1              Consent of Deloitte & Touche LLP.

23.2*             Consent of Allman Spry Leggett & Crumpler P.A. (to be included in the opinion filed herewith as Exhibit 5).

24*               Power of Attorney included as the signature page hereto


 * Previously filed

** Can be clearly determined from the material contained in the Registration
   Statement

    (b)Financial Statements

    Financial Statements filed as part of this Registration Statement are listed in the Index to Financial Statements as page F-1.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on February 12, 1997.


                                         PLUMA, INC.

                                         By: /s/      R. DUKE FERRELL, JR.
                                                   R. DUKE FERRELL, JR.
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                             TITLE                              DATE

                           GEORGE G. WADE *             Chairman Emeritus of the Board of Directors     February 12, 1997
                    GEORGE G. WADE

                            G. WALKER BOX *             Chairman of the Board of Directors              February 12, 1997
                    G. WALKER BOX

        /s/              R. DUKE FERRELL, JR.           President, Chief Executive Officer and          February 12, 1997
                 R. DUKE FERRELL, JR.                     Director

                          C. MONROE LIGHT *             Executive Vice President and Director           February 12, 1997
                   C. MONROE LIGHT

                      FORREST H. TRUITT, II *           Executive Vice President of Finance             February 12, 1997
                FORREST H. TRUITT, II                     (Principal Financial Officer)

                        NANCY B. BARKSDALE *            Vice President (Principal Accounting Officer)   February 12, 1997
                  NANCY B. BARKSDALE

                        WILLIAM K. MILESKI *            Director                                        February 12, 1997
                  WILLIAM K. MILESKI

                          BARRY A. BOWLES *             Director                                        February 12, 1997
                   BARRY A. BOWLES

                             KEMP D. BOX *              Director                                        February 12, 1997
                     KEMP D. BOX

                        R. STEPHENS PANNILL *           Director                                        February 12, 1997
                 R. STEPHENS PANNILL

                      SIGNATURE                                             TITLE                              DATE
                        DR. DAVID C. JONES *            Director                                        February 12, 1997
                  DR. DAVID C. JONES

                     J. ROBERT PHILPOTT, JR. *          Director                                        February 12, 1997
               J. ROBERT PHILPOTT, JR.

        * By: /s/         R. DUKE FERRELL, JR.          Attorney in Fact
                 R. DUKE FERRELL, JR.
                   ATTORNEY IN FACT

                                 EXHIBIT INDEX


                                                                                          SEQUENTIALLY
 EXHIBIT                                                                                    NUMBERED
 NUMBER                              DESCRIPTION OF EXHIBIT                                   PAGE

 1.1*      Form of Underwriting Agreement

 3.1*      Amended and Restated Articles of Incorporation

 3.2*      Bylaws as amended

 5.1*      Opinion of Allman Spry Leggett & Crumpler, P. A.

10.1*      Lease Agreement dated June 10, 1989, by and between North Bowles
           Partnership and Pluma, Inc. and amendment thereto dated December 1, 1990

10.2.1*    Lease Agreement dated February 1, 1996, by and between North Bowles
           Partnership and Pluma, Inc.

10.2.2*    Lease Agreement dated December 1, 1995, by and between North Bowles
           Partnership and Pluma, Inc.

10.3*      License Agreement dated December 4, 1990, by and between Superba, Inc. and
           Pluma, Inc.

10.4*      Loan and Security Agreement dated May 25, 1995, between First Union
           National Bank of North Carolina and Pluma, Inc.

10.5*      Promissory Note in the principal amount of $55,000,000 dated May 25, 1995 by Pluma, Inc. in favor of First Union National Bank of North Carolina

10.6*      Promissory Note in the principal amount of $10,000,000 dated April 16, 1996 in favor of First Union National Bank of North Carolina.

10.7*      Trademark License Agreement dated July 2, 1996, by and between Pluma, Inc.
           and Kayser Roth Corporation

10.8.1*    Agreement and Release dated September 16, 1993, by and between Glazier B.
           Piland and Pluma, Inc.

10.8.2*    Stock Redemption Agreement dated September 16, 1993, between Pluma, Inc.
           and Glazier B. Piland

10.8.3*    Amendment to Stock Redemption Agreement dated October 21, 1993, between
           Pluma, Inc. and Glazier B. Piland

10.8.4*    Promissory Note in the principal amount of $3,398,560.88 dated January 28,
           1994 by Pluma, Inc. to Glazier B. Piland

10.8.5*    Security Agreement dated January 28, 1994, by and between Pluma, Inc. and
           Glazier B. Piland

10.8.6*    Subordination Agreement by and among Glazier B. Piland, First Union
           National Bank and Pluma, Inc. dated January 28, 1994.

10.9.1* Agreement of Termination and Release dated December 29, 1995, by and between Box & Company, Inc. and Pluma, Inc.

10.9.2*    Promissory Note in the principal amount of $1,999,000.00 dated December 29,
           1995 by Pluma, Inc. to Box & Company, Inc.

10.9.3*    Assignment of Lease dated as of December 29, 1995 by and between Box &
           Company, Inc. and Pluma, Inc.

10.10*     Lease Agreement dated April 1, 1995, by and between Tultex Corporation and
           Box & Company, Inc.

10.11*     Adoption Agreement #005 Nonstandardized Code(section mark)401(k) Profit
           Sharing Plan by Pluma, Inc. to First Union National Bank of North Carolina
           dated November 30, 1993 and Amendments thereto

10.12*     1995 Stock Option Plan of Pluma, Inc.

10.13*     Form of Incentive Stock Option Agreement by and among Pluma, Inc. and the
           Named Officers

10.14*     Form of Nonstatutory Stock Option Agreement by and among Pluma, Inc. and its Directors

10.15*     Pluma Inc. Non-Qualified Deferred Compensation Plan

10.16*     Pluma, Inc. Senior Executive Bonus Plan

10.17*     Pluma, Inc. Sales Incentive Plan

10.18.1*   License Agreement dated October 9, 1996 between SAP America, Inc. and
           Pluma, Inc. for license to utilize SAP R/3 Software

10.18.2*   Professional Services Agreement dated October 9, 1996 between SAP America,
           Inc and Pluma, Inc. for installation of R/3 Software

10.19.1*   Consulting Agreement dated January 17, 1996, between Philpott Ball &
           Company and Pluma, Inc.

10.19.2*   Consulting Agreement dated December 6, 1996 between Philpott, Ball &
           Company and Pluma, Inc.

10.20*     Form of Sale and Purchase Agreement dated May 10,1995, by and between Sara
           Lee Corporation and Pluma, Inc. for approximately 42 acres of improved real estate located in Rocky Mount, Virginia

10.21*     Form of Employment Agreement by and among Pluma, Inc. and R. Duke Ferrell,
           G. Walker Box, George G. Wade, C. Monroe Light, David S. Green, Walter
           Helton, Raymond Rea, Nancy Barksdale, Forrest H. Truitt, II; Milton A. Gus
           Barber and Jeffrey D. Cox

11.1**     Statement re: Computation of Per Share Earnings

23.1       Consent of Deloitte & Touche LLP

23.2* Consent of Allman Spry Leggett & Crumpler P.A. (to be included in the opinion filed herewith as Exhibit 5)

24*        Power of Attorney included as the signature page hereto


 * Previously Filed

** Can be clearly determined from the material contained in the Registration
   Statement